   As filed with the Securities and Exchange Commission on November 14, 1997
                                                 Registration No.333-32113 AND
                                                 Registration No.333-

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -----------------
                            REGISTRATION STATEMENT
                               ON FORM S-1 AND
                     POST-EFFECTIVE AMENDMENT NO. 2 TO THE
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                          STATEN ISLAND BANCORP, INC.
    (Exact name of registrant as specified in its articles of incorporation)
                                ----------------

          Delaware                                   6711                                        13-3958850
----------------------------                    --------------                               ------------------
(State or other jurisdiction of                (Primary Standard                              (I.R.S. Employer
incorporation or organization)      Industrial Classification Code Number)                   Identification No.)

                                15 Beach Street
                         Staten Island, New York 10304
                                 (718) 447-7900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Harry P. Doherty
               Chairman of the Board and Chief Executive Officer
                                15 Beach Street
                         Staten Island, New York  10304
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                            Raymond A. Tiernan, Esq.
                            Hugh T. Wilkinson, Esq.
                            Kevin M. Houlihan, Esq.
                     Elias, Matz, Tiernan & Herrick L.L.P.
                             734 15th Street, N.W.
                                   12th Floor
                            Washington, D.C.  20005

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

==================================================================================================================================
                                                AMOUNT
       TITLE OF EACH CLASS OF                    TO BE                 PURCHASE PRICE            AGGREGATE           REGISTRATION
     SECURITIES TO BE REGISTERED              REGISTERED                 PER SHARE            OFFERING PRICE             FEE
----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $.01 par value per
 share (1)                                  45,130,313 shares(2)           $12.00             $541,563,756(3)       $164,110.23(2)
----------------------------------------------------------------------------------------------------------------------------------
 Participation interests                     1,518,689 shares                --                     --                         (4)
==================================================================================================================================

(1) Includes shares of Common Stock to be issued to the SISB Community Foundation, a private foundation.
(2) Includes 42,981,250 shares of Common Stock previously registered on Form S-1 by Registration Statement No. 333-32113, which registration is being carried forward pursuant to Rule 429 under the Securities Act of 1933. The Prospectus included herein is a combined prospectus and also relates to 42,981,250 shares of Common Stock registered pursuant to Registration Statement No. 333-32113 previously filed by the Registrant and declared effective on September 11, 1997. This Registration Statement also constitutes a post-effective amendment to Registration Statement No. 333-32113. The Registrant has previously paid an aggregate registration fee in the amount of $164,110.23, $130,246.22 of which was paid with respect to File No. 333-32113.
(3) Estimated solely for the purpose of calculating the registration fee.
(4) The securities of Staten Island Bancorp, Inc. to be purchased by the Staten Island Savings Bank 401(k) Savings Plan are included in the amount shown for Common Stock. Accordingly, no separate fee is required for the participation interests. In accordance with Rule 457(h) of the Securities Act, as amended, the registration fee has been calculated on the basis of the number of shares of Common Stock that may be purchased with the current assets of such Plan.

===============================================================================

PROSPECTUS SUPPLEMENT

                          STATEN ISLAND BANCORP, INC.

           (Proposed Holding Company for Staten Island Savings Bank)
                       37,375,000 Shares of Common Stock
              (Which Amount May Be Increased to 42,981,250 Shares)
                                $12.00 per Share


    On November 6, 1997, RP Financial, L.C. ("RP Financial") updated its appraisal of the estimated pro forma market value of the common stock, par value $.01 per share ("Common Stock"), of Staten Island Bancorp, Inc. (the "Company") which will be sold in connection with the conversion of Staten Island Savings Bank from a federally-chartered mutual savings bank to a federally-chartered stock savings bank ("Staten Island Savings" or the "Bank") pursuant to the Bank's plan of conversion (the "Plan" or "Plan of Conversion"). The simultaneous conversion of the Bank to stock form, the issuance of the Bank's stock to the Company and the offer and sale of the Common Stock by the Company are referred to herein as the "Conversion." Based upon the Bank's results of operation for the quarter and nine months ended September 30, 1997, increases in the market prices for publicly traded securities of comparable institutions and market demand for the Common Stock, as reflected by the level of subscriptions received, RP Financial concluded that the estimated pro forma market value of the shares of Common Stock to be issued by the Company in connection with the Conversion has increased to a range of $331.5 million to $448.5 million (the "Amended Valuation Range"), as compared to the range of $283.3 million to $383.3 million established by the appraisal of RP Financial dated July 17, 1997, as updated on September 5, 1997, which constitutes a 17% increase in the range. The appraisal process was described in the Company's prospectus ("Prospectus") dated September 12, 1997. See "The Conversion - Stock Pricing and Number of Shares to be Issued" in the Prospectus.

    As a result of the increase in the pro forma market value of the Common Stock as reflected in the November 6, 1997 appraisal update, the Company and the Bank have received permission from the Office of Thrift Supervision ("OTS") to increase the purchase price from $10.00 per share to $12.00 per share (the "Amended Purchase Price"). Based on the Amended Valuation Range and the Amended Purchase Price, the number of shares of Common Stock being offered for sale in the Conversion ranges from 27,625,000 to 37,375,000 shares (which amount may be increased to 42,981,250 shares without a further resolicitation of subscribers). For further information as to the effects of the change in the estimate of the pro forma market value of the Common Stock, see "Use of Proceeds," "Capitalization," "Pro Forma Data" and "Amended Valuation Range" herein.

    In view of the November 6, 1997 appraisal update, all persons who subscribed for shares of Common Stock pursuant to the Subscription Offering are being offered the opportunity to (i) rescind their subscription order, which will result in a return of all of their funds submitted, plus interest earned, or a cancellation of their withdrawal authorizations; (ii) continue their order for the same dollar amount of Common Stock originally subscribed for, which will result in fewer shares being received due to the increase in the Amended Purchase Price and a refund in lieu of fractional shares, if any; (iii) decrease the total dollar amount of their subscription order, which, after taking into consideration the number of desired shares at the Amended Purchase Price, will result in an adjustment of the withdrawal authorization or a refund of the overpayment, plus interest earned; or (iv) subject to applicable purchase limitations, increase the total dollar amount of their subscription, which, due to the Amended Purchase Price, will require the submission of additional funds or an increase in the withdrawal authorization. IN ORDER TO CONFIRM YOUR ORDER FOR SHARES OF COMMON STOCK, YOU MUST COMPLETE AND RETURN THE ENCLOSED SUPPLEMENTAL ORDER FORM TO THE BANK, ACCOMPANIED, IF APPLICABLE, BY PAYMENT OR A WITHDRAWAL AUTHORIZATION, SO THAT IT IS RECEIVED NO LATER THAN 12:00 NOON, EASTERN TIME, ON DECEMBER ___, 1997. FAILURE TO RETURN A SUPPLEMENTAL ORDER FORM WILL RESULT IN YOUR ORDER BEING RESCINDED, A RETURN OF ALL OF YOUR FUNDS SUBMITTED, PLUS INTEREST EARNED, OR A CANCELLATION OF YOUR WITHDRAWAL AUTHORIZATION.

    With the exception of the Company's Employee Stock Ownership Plan ("ESOP"), the maximum amount that any person may purchase in any particular priority category in the Offerings is generally limited to one-tenth of one percent (0.10%) of the shares of Common Stock sold in the Conversion. Assuming the sale of 42,981,250 shares, which is the maximum, as adjusted, of the Amended Valuation Range, the maximum amount of Common Stock that any person may subscribe for generally in any category is 42,981 shares or $515,772. Payments authorized by withdrawal from deposit accounts at the Bank will continue to earn interest at the contractual rate until the Conversion is completed or terminated; these funds will otherwise be unavailable until such time. See "Limitation on Common Stock purchases" in this Prospectus Supplement.

    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR, SEE "RISK FACTORS" IN THE PROSPECTUS AND "ADDITIONAL RISK FACTORS" IN THIS PROSPECTUS SUPPLEMENT.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, OR ANY
          OTHER FEDERAL AGENCY OR STATE SECURITIES COMMISSION, NOR HAS
             SUCH COMMISSION, OFFICE OR OTHER AGENCY OR COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                       PROSPECTUS.  ANY REPRESENTATION TO
                           THE CONTRARY IS A CRIMINAL
                                    OFFENSE.


==================================================================================================
                                                                     Estimated
                                                   Amended          Underwriting        Estimated
                                                  Purchase         Fees and Other          Net
                                                  Price(1)          Expenses(2)        Proceeds(3)
--------------------------------------------------------------------------------------------------
Minimum Per Share . . . . . . . . . . . .          $12.00             $0.25             $11.75
--------------------------------------------------------------------------------------------------
Midpoint Per Share  . . . . . . . . . . .          $12.00             $0.23             $11.77
--------------------------------------------------------------------------------------------------
Maximum Per Share . . . . . . . . . . . .          $12.00             $0.22             $11.78
--------------------------------------------------------------------------------------------------
Maximum Per Share, as adjusted(4) . . . .          $12.00             $0.21             $11.79
--------------------------------------------------------------------------------------------------
Total Minimum(1)  . . . . . . . . . . . .       $331,500,000        $6,932,000       $324,568,000
--------------------------------------------------------------------------------------------------
Total Midpoint(1) . . . . . . . . . . . .       $390,000,000        $7,551,000       $382,449,000
--------------------------------------------------------------------------------------------------
Total Maximum(1)                                $448,500,000        $8,170,000       $440,330,000
--------------------------------------------------------------------------------------------------
Total Maximum, as adjusted(4) . . . . . .       $515,775,000        $8,882,000       $506,893,000
==================================================================================================


(1) Determined in accordance with the Amended Valuation Range established by RP Financial and the Amended Purchase Price, which has been approved by the Board of Directors of the Company and the Bank.

(2) Consists of the estimated costs to the Company and the Bank arising from the Conversion, including estimated fixed expenses of $3,500,000 and fees to be paid to Keefe, Bruyette & Woods, Inc. ("Keefe, Bruyette") in connection with the Offerings, which fees are estimated to be $3,432,000, $4,051,000 $4,670,000 and $5,382,000 at the minimum, midpoint, maximum and maximum, as adjusted, of the Amended Valuation Range, respectively. Keefe, Bruyette is not obligated to purchase any shares of Common Stock in the Offerings. Such fees paid to Keefe, Bruyette may be deemed to be underwriting fees. See "The Conversion - Marketing Arrangements" in the Prospectus. The actual fees and expenses may vary from the estimates. See "Pro Forma Data" herein.

(3) Actual net proceeds may vary substantially from estimated amounts. Includes the purchase of shares of Common Stock by the ESOP, which initially will be deducted from the Company's stockholders' equity. For the effects of such purchase, see "Capitalization" and "Pro Forma Data" herein.

(4) Gives effect to an increase in the number of shares of Common Stock which may be sold in the Conversion at the Amended Purchase Price, without resolicitation of subscribers or any right of cancellation, due to a 15% increase in the Amended Valuation Range (42,981,250 shares). See "The Conversion - Stock Pricing and Number of Shares to be Issued" in the Prospectus and "Pro Forma Data" herein.


         FOR INFORMATION, CALL THE STOCK SALES CENTER AT (718) 815-7171
                         ------------------------------


    THIS PROSPECTUS SUPPLEMENT SUPPLEMENTS AND AMENDS THE PROSPECTUS OF THE COMPANY, DATED SEPTEMBER 12, 1997, WHICH IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ IN CONJUNCTION HEREWITH. ANY INFORMATION PRESENTED HEREIN SUPERSEDES THAT CONTAINED IN THE PROSPECTUS. UNLESS OTHERWISE SPECIFICALLY SET FORTH HEREIN, CAPITALIZED TERMS USED, BUT NOT DEFINED, IN THIS PROSPECTUS SUPPLEMENT SHALL HAVE THE SAME MEANING AS THEY DO IN THE PROSPECTUS. SEE "EXTENSION OF TIME PERIOD TO COMPLETE THE CONVERSION" FOR INFORMATION ON HOW A SUBSCRIBER MAY OBTAIN AN ADDITIONAL COPY OF THE PROSPECTUS. THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                      -----------------------------------

                         KEEFE, BRUYETTE & WOODS, INC.

                      -----------------------------------

          The date of this Prospectus Supplement is November __, 1997

                 RESULTS OF THE SPECIAL MEETING OF MEMBERS AND
                           THE SUBSCRIPTION OFFERING

    At the Special Meeting of Members of the Bank held on October 28, 1997, 7,526,403 votes, or 50.92% of the 14,779,735 total votes eligible to be cast, were voted in favor of the Bank's Plan of Conversion, and 7,398,736 votes, or 50.06%, were voted in favor of the establishment of the SISB Community Foundation (the "Foundation") and the proposed contribution of Common Stock to the Foundation in conjunction with the consummation of the Conversion. Accordingly, each of the Plan of Conversion and the creation of, and contribution to, the Foundation were approved by more than the required majority of the total votes entitled to be cast at the Special Meeting.

    The Bank originally offered 38,333,000 shares of Common Stock in the Subscription Offering. The Bank received orders to purchase 81,702,824 shares of Common Stock (including the ESOP), or 185.3% of the shares initially offered, from eligible depositors of the Bank and directors, officers and employees of the Bank. Eligible Account Holders subscribed for approximately
74.2 million shares. See "The Conversion - Subscription Offering and Subscription Rights."


                            AMENDED VALUATION RANGE

    As required by applicable regulations, upon conclusion of the initial Subscription Offering, RP Financial submitted an updated appraisal of the pro forma market value of the Common Stock to the Bank and the OTS. The updated appraisal of RP Financial dated November 6, 1997 set forth an estimated Amended Valuation Range of the Common Stock to be sold in the Conversion of $331.5 million at the minimum and $448.5 million at the maximum, with a midpoint of $390.0 million, which constitutes a 17.0% increase from the midpoint valuation established by the appraisal report dated July 17, 1997, as updated on September 5, 1997, which was set forth in the Prospectus. The increased valuation set forth in RP Financial's updated appraisal was based on the Bank's results of operations for the quarter and nine months ended September 30, 1997, increases in market prices for publicly traded securities of comparable institutions and market demand for the Common Stock, as reflected by the level of subscriptions received. In determining the reasonableness and adequacy of RP Financial's updated appraisal, the Board of Trustees reviewed the methodology and the appropriateness of the assumptions used by RP Financial. Copies of RP Financial's appraisal report and updated appraisals are available for inspection at the main office of the Bank and are otherwise publicly available. See "Additional Information."

    As a result of the increase in the pro forma market value of the Common Stock as reflected in the updated appraisal, the Company and the Bank have received permission from the OTS to increase the purchase price from $10.00 per share to the Amended Purchase Price of $12.00 per share. Based on the Amended Valuation Range and the Amended Purchase Price, the number of shares being offered in the Conversion ranges from 27,625,000 shares to 37,375,000 shares. In the event the Company receives orders for Common Stock in excess of $448.5 million (the maximum of the Amended Valuation

Range), the final valuation may be increased by RP Financial to a maximum of $515,775 million (the maximum of the Amended Valuation Range, as adjusted by 15%) and the Company may accept orders for up to 42,981,250 shares of Common Stock without an additional resolicitation of subscribers or any right of cancellation.

    Subscribers should note that the change in the estimated pro forma market value has a material impact on the pro forma data presented in this Prospectus Supplement when compared to the values presented in the Prospectus. At the maximum of the Amended Valuation Range, pro forma per share net income and stockholders' equity per share at or for the nine months ended September 30, 1997 would be $0.63 and $15.10, respectively, while the price per share to pro forma net income per share would be 14.29x and the ratio of price per share to pro forma stockholders' equity per share and pro forma tangible stockholders' equity per share would be 79.47% and 82.08%, respectively. Assuming 42,981,250 shares of Common Stock are sold in the Conversion, based upon the maximum, as adjusted, of the Amended Valuation Range, the price per share to pro forma net income per share would be 15.79x and the ratio of price per share to pro forma stockholders' equity per share and pro forma tangible stockholders' equity per share would be 82.99% and 85.47%, respectively. These amounts may be compared to pro forma per share net income and stockholders' equity at or for the four months ended April 30, 1997 of $0.25 and $12.83, respectively, at the maximum of the previous Estimated Valuation Range, and the ratio of price per share to pro forma net income per share of 13.33x and the price per share to pro forma stockholders' equity per share and pro forma tangible stockholders' equity per share of 77.94% and 81.04%, respectively, at such previous maximum. The number of shares ultimately sold in the Conversion within the Amended Valuation Range will depend upon market demand for the Common Stock as well as market and financial conditions following the conclusion of the resolicitation period, and will affect the price to book value ratio, price to earnings ratio, stockholders' equity per share and net income per share of the Common Stock. Prospective investors should be aware that the increased valuation reflected in the Amended Valuation Range may result in less favorable after-market price performance of the Common Stock than might have occurred if the Estimated Valuation Range had not been increased. See "Capitalization" and "Pro Forma Data" herein for the effect on the pro forma stockholders' equity, stockholders' equity per share, net income, net income per share, price to book value ratios and price to earnings ratios resulting from the Amended Valuation Range.

    In view of the appraisal update, all persons who subscribed for shares of Common Stock in the Subscription Offering are being offered the opportunity to
(i) rescind their subscription, which will result in a return of all of their funds submitted, plus interest earned, or a cancellation of their withdrawal authorizations; (ii) continue their order for the same dollar amount of Common Stock originally subscribed for, which will result in fewer shares being received due to the increase in the Amended Purchase Price and a refund in lieu of fractional shares, if any; (iii) decrease the total dollar amount of their subscription, which will result in an adjustment of the withdrawal authorization or a refund of the overpayment, plus interest earned; or (iv) subject to applicable purchase limitations, increase the total dollar amount of their subscription, which will require the submission of additional funds or an increase in the withdrawal authorization. IN ORDER TO CONFIRM YOUR

ORDER FOR SHARES OF COMMON STOCK, YOU MUST COMPLETE AND RETURN THE ENCLOSED SUPPLEMENTAL ORDER FORM TO THE BANK, ACCOMPANIED, IF APPLICABLE, BY PAYMENT OR A WITHDRAWAL AUTHORIZATION, SO THAT IT IS RECEIVED NO LATER THAN 12:00 NOON, EASTERN TIME, ON DECEMBER ___, 1997. FAILURE TO RETURN A SUPPLEMENTAL ORDER FORM WILL RESULT IN YOUR ORDER BEING RESCINDED, A RETURN OF ALL OF YOUR FUNDS SUBMITTED, PLUS INTEREST EARNED, OR A CANCELLATION OF YOUR WITHDRAWAL AUTHORIZATION. As a result of this resolicitation offer, the number of shares of Common Stock set forth under "Results of the Special Meeting of Members and the Subscription Offering" which were subscribed for in the Subscription Offering may change.


                            ADDITIONAL RISK FACTORS

    Prospective investors should consider carefully the matters presented below and in the "Risk Factors" section of the Prospectus in addition to the other information contained herein and in the Prospectus.

POSSIBLE ADVERSE EFFECT ON AFTER-MARKET PRICE PERFORMANCE

    Prospective investors should be aware that the increased valuation reflected in the Amended Valuation Range may result in less favorable after-market price performance of the Common Stock than might have occurred if the Estimated Valuation Range of the Common Stock had not been increased.

BASIS OF UPDATED APPRAISAL

    The updated appraisal of RP Financial is based upon the Bank's results of operations for the quarter and nine months ended September 30, 1997, increases in the market prices for publicly traded securities of comparable institutions, increased demand for initial public offerings of financial service companies and strong after market performance for the common stock of such companies, market demand as reflected by the level of subscriptions received as well as current conditions in the market for thrift institution common stocks. Among other factors, acquisition activity both in New York and in other comparable market areas has generally resulted in higher bank and thrift stock prices as investors speculate that industry consolidation will continue. No assurance can be given that such speculative activity will continue.


              EXTENSION OF TIME PERIOD TO COMPLETE THE CONVERSION

    OTS regulations provide that the sale of the Common Stock must be completed within 45 days following the termination of the subscription period, unless such period is extended by the OTS. As a result of the need to resolicit all persons who previously subscribed for shares of Common Stock in the Subscription Offering, the resolicitation will terminate at

12:00 noon, Eastern Time on December __, 1997 unless extended by the Bank and the Company, with approval of the OTS, if necessary. Any Community Offering or Syndicated Community Offering must be completed within 45 days after the close of the resolicitation period, unless extended by the Bank and the Company with the approval of the OTS, if necessary. As a result of the increase in the Estimated Valuation Range, all subscribers have been given the right to continue their order for the dollar amount of shares subscribed for, or to increase, decrease or rescind their subscriptions. See "Amended Valuation Range." If the Subscription and Community Offerings are not completed by ________ __, 1998, either all funds received will be returned with interest and withdrawal authorizations cancelled or, if the OTS has granted an extension of such period, all subscribers will again be given the right to continue their order for the dollar amount of shares subscribed for, or to increase, decrease or rescind their subscriptions at any time prior to 20 days before the end of the extension period. ANY SUBSCRIBER WHO REQUIRES AN ADDITIONAL COPY OF THE PROSPECTUS PREVIOUSLY PROVIDED BY THE COMPANY MAY OBTAIN ONE BY CONTACTING THE STOCK SALES CENTER AT (718) 815-7171. THE COMPANY WILL PROMPTLY PROCESS SUCH A REQUEST. SINCE THE RESOLICITATION PERIOD ENDS ON DECEMBER ___, 1997, ANY SUBSCRIBER WHO DESIRES TO OBTAIN A COPY OF THE PROSPECTUS SHOULD REQUEST ONE PROMPTLY.

                            SUBSCRIPTION BY THE ESOP

    The Plan of Conversion provides that the ESOP may subscribe for up to 8% of the Common Stock to be issued in the Conversion. Based on the Amended Valuation Range, the ESOP intends to purchase in the Conversion an amount of Common Stock equal to 8% of the total number of shares of Common Stock issued in the Conversion, or 2,210,000 shares and 2,990,000 shares of Common Stock at the minimum and maximum of the Amended Valuation Range, respectively (3,438,500 shares at the maximum, as adjusted).

                      LIMITATION ON COMMON STOCK PURCHASES

    As a result of the Amended Valuation Range, each Eligible Account Holder, Supplemental Eligible Account Holder and Other Member generally may subscribe for one-tenth of one percent (0.10%) of total shares of Common Stock sold in the Conversion (42,981 shares or $515,772 assuming 42,981,250 shares of Common Stock are sold in the Conversion based on the maximum, as adjusted, of the Amended Valuation Range), except for certain subscribers whose subscription rights are based on the amount of the deposits at the Bank. In the event that the number of shares sold in the Conversion is less than 42,981,250, orders for the maximum number of shares will be reduced to the number of shares equal to one-tenth of one percent (0.10%) of the number of shares sold and subject to the allocation procedures of the Plan in the event of oversubscription. See "The Conversion - Limitations on Common Stock Purchases" in the Prospectus. Except for the ESOP and Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, the maximum number of shares of Common Stock subscribed for or purchased in all categories of the Conversion by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed 1.0% of the total number of shares of Common Stock sold in the Conversion. In light of the level of subscriptions by Eligible Account Holders, no assurance can be given that shares of Common Stock will be available for allocation to other subscribers.

    All purchases will be subject to the maximum and minimum purchase limitations and to certain other terms and conditions described in the Prospectus. The minimum purchase is 25 shares or $300. Any person who previously subscribed for 25 shares will be required to pay the difference in order to maintain their order. Alternatively, as an example, any person who subscribed for $1,200 or 120 shares of Common Stock would now receive 100 shares of Common Stock for the same $1,200. Subscribers who have paid or pay for additional shares of Common Stock by cash, check, bank draft or money order will earn interest at the Bank's stated rate on passbook accounts from the date of receipt until the Conversion is completed or terminated.

                                USE OF PROCEEDS

    Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed, it is presently anticipated that the net proceeds from the sale of the Common Stock will be between $324.6 million and $440.3 million ($506.9 million assuming an increase in the Amended Valuation Range by 15%). See "Pro Forma Data" herein as to the assumptions used to arrive at such amounts.

    The Company will purchase all of the capital stock of the Bank to be issued in the Conversion in exchange for 50% of the net Conversion proceeds, and the Company will retain the remaining 50% of the net proceeds. The Company intends to use a portion of the net proceeds to make a loan directly to the ESOP to enable the ESOP to purchase up to 8% of the Common Stock sold in the Conversion. Based upon the issuance of 27,625,000 shares or 37,375,000 shares at the minimum and maximum of the Amended Valuation Range, respectively, the loan to the ESOP would be $26.5 million and $35.9 million, respectively. The remaining net proceeds retained by the Company initially may be used to invest in investment securities, mortgage-backed securities, U.S. Government and federal agency securities of various maturities, deposits in either the Bank or other financial institutions, or a combination thereof. The portion of the net proceeds retained by the Company may ultimately be used to support the Bank's lending activities, to support the future expansion of operations through acquisitions of other financial institutions or branch offices (although no such transactions are specifically being considered at this time), and for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of the Common Stock or returns of capital (the Company and the Bank have committed that no return of capital will be made on the Common Stock during the one-year period subsequent to consummation of the Conversion). Management of the Company may consider expanding or diversifying, should such opportunities become available. Neither the Bank nor the Company has any specific plans, arrangements, or understandings regarding any acquisitions or diversification of activities at this time, nor have criteria been established to identify potential candidates for acquisition.

    Following the six-month anniversary of the completion of the Conversion (to the extent permitted by the OTS), and based upon then existing facts and circumstances, the

Company's Board of Directors may determine to repurchase some shares of Common Stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include but not be limited to (i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in the Company's return on equity; (ii) the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and (iii) any other circumstances in which repurchases would be in the best interests of the Company and its stockholders. Any stock repurchases will be subject to the determination of the Company's Board of Directors that the Bank will be capitalized in excess of all applicable regulatory requirements after any such repurchases. The payment of dividends or repurchase of stock, however, would be prohibited if the Bank's net worth would be reduced below the amount required for the liquidation account to be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. As of September 30, 1997, the initial balance of the liquidation account would be approximately $195.3 million. See "Dividend Policy," "The Conversion - Liquidation Rights" and "The Conversion - Certain Restrictions on Purchase or Transfer of Shares After the Conversion" in the Prospectus.

    The Company will be a unitary savings and loan holding company which, under existing laws, would generally not be restricted as to the types of business activities in which it may engage, provided that the Bank continues to be a qualified thrift lender ("QTL"). See "Regulation - Regulation of Savings and Loan Holding Companies" in the Prospectus for a description of certain regulations applicable to the Company.

    The portion of the net proceeds used by the Company to purchase the capital stock of the Bank will be added to the Bank's general funds to be used for general corporate purposes, including increased lending activities and purchases of securities. While the amount of net proceeds received by the Bank will further strengthen the Bank's capital position, which already substantially exceeds all regulatory requirements, it should be noted that the Bank is not converting primarily to raise capital. After the Conversion, the Bank's tangible capital ratio will be 13.85% (based upon the midpoint of the Amended Valuation Range). As a result, the Bank will continue to be a well-capitalized institution. After the Conversion, the Bank intends to emphasize growth in assets and earnings and capital strength.

    THE NET PROCEEDS MAY VARY BECAUSE TOTAL EXPENSES OF THE CONVERSION MAY BE MORE OR LESS THAN THOSE ESTIMATED. The net proceeds will also vary if the number of shares to be issued in the Conversion is adjusted to reflect a change in the estimated pro forma market value of the Bank. Payments for shares made through withdrawals from existing deposit accounts at the Bank will not result in the receipt of new funds for investment by the Bank but will result in a reduction of the Bank's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

                            MARKET FOR COMMON STOCK

    The Company and the Bank have never issued capital stock, and, consequently, there is no established market for the Common Stock at this time. The Company has received approval to have its Common Stock listed on the NYSE under the symbol "SIB." Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at these quoted prices, subject to various securities laws and other regulatory requirements. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. Accordingly, the number of active buyers and sellers of the Common Stock at any particular time may be limited. Under such circumstances, investors in the Common Stock could have difficulty disposing of their shares and should not view the Common Stock as a short-term investment. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue, nor is there any assurance that persons purchasing shares of Common Stock will be able to sell them at or above the Amended Purchase Price. Keefe, Bruyette has indicated its intention to act as a market maker in the Common Stock following the consummation of the Conversion, depending on trading volume and subject to compliance with applicable laws and regulatory requirements.

                                 CAPITALIZATION

    The following table presents the historical capitalization of the Bank at September 30, 1997, and the pro forma consolidated capitalization of the Company after giving effect to the Conversion, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data."

                                                                                     The Company - Pro Forma
                                                                               Based Upon Sale at $12.00 Per Share
                                                         ---------------------------------------------------------------------------
                                                                                                                      42,981,250
                                          The Bank-          27,625,000          32,500,000        37,375,000          Shares(1)
                                          Historical     Shares (Minimum of   Shares (Midpoint   Shares (Maximum      (15% above
                                        Capitalization         Range)            of Range)          of Range)      Maximum of Range)
                                        --------------   ------------------   ----------------   ---------------   -----------------
                                                                               (In Thousands)
Deposits(2) . . . . . . . . . . . . .      $1,666,492         $1,666,492         $1,666,492        $1,666,492         $1,666,492
Borrowings  . . . . . . . . . . . . .         245,841            245,841            245,841           245,841            245,841
                                            ---------          ---------          ---------         ---------          ---------
Total deposits and borrowings . . . .      $1,912,333         $1,912,333         $1,912,333        $1,912,333         $1,912,333
                                            =========          =========          =========         =========          =========

Stockholders' equity:
  Preferred Stock, $.01 par value,
    25,000,000 shares authorized;
    none to be issued . . . . . . . .       $      --          $      --          $      --         $      --          $      --
  Common Stock, $.01 par value,
    100,000,000 shares authorized;
    shares to be issued as
    reflected(3)  . . . . . . . . . .              --                290                341               392                451

  Additional paid-in capital  . . . .              --            324,278            382,108           439,938            506,442
  Shares issued to Foundation(4)  . .              --             16,575             19,500            22,425             25,789
  Retained earnings(5)  . . . . . . .         183,947            183,947            183,947           183,947            183,947
  Net unrealized gain on marketable
   securities   . . . . . . . . . . .          11,336             11,336             11,336            11,336             11,336
Less:
  Expense of contribution to
    Foundation, net(6)  . . . . . . .              --             (8,785)           (10,335)          (11,885)           (13,668)
  Common Stock to be acquired by
    the ESOP(7) . . . . . . . . . . .              --            (26,520)           (31,200)          (35,880)           (41,262)
  Common Stock to be acquired by
    the Recognition Plan(8) . . . . .              --            (13,260)           (15,600)          (17,940)           (20,631)
                                              -------            -------            -------           -------            -------

Total stockholders' equity  . . . . .        $195,283           $487,861           $540,097          $592,333           $652,404
                                              =======            =======            =======           =======            =======

                                                   (Footnotes on following page)

--------------------------------

(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Amended Valuation Range of up to 15%.

(2) Does not reflect withdrawals from deposit accounts for the purchase of Common Stock in the Offerings. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3) Reflects the issuance of the shares of Common Stock to be sold in the Offerings. No effect has been given to the issuance of additional shares of Common Stock pursuant to the proposed Option Plan. See "Pro Forma Data" herein and "Management - Benefits - Stock Option Plan" in the Prospectus. Reflects issuance of additional shares of Common Stock to the Foundation.

(4) Reflects shares to be contributed to the Foundation at an assumed value of $12.00 per share.

(5) The retained earnings of the Bank will be substantially restricted after the Conversion by virtue of the liquidation account to be established in connection with the Conversion. See "The Conversion - Liquidation Rights" in the Prospectus. In addition, certain distributions from the Bank's retained earnings may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause the Bank to have additional taxable income. See "Taxation" in the Prospectus.

(6) Net of the tax effect of the contribution of Common Stock based upon a 47% marginal tax rate. The realization of the deferred tax benefit is limited annually to 10% of the Company's annual taxable income, subject to the ability of the Company to carry forward any unused portion of the deduction for five years following the year in which the contribution is made.

(7) Assumes that 8.0% of the Common Stock sold in the Offerings will be purchased by the ESOP, which is reflected as a reduction of stockholders' equity. The ESOP shares will be purchased with funds loaned to the ESOP by the Company. See "Pro Forma Data."

(8) The Company intends to adopt the Recognition Plan and to submit such plan to stockholders at an annual or special meeting of stockholders held at least six months following the consummation of the Conversion. If the plan is approved by stockholders, the Company intends to contribute sufficient funds to the trust created under the Recognition Plan to enable the trust to purchase a number of shares of Common Stock equal to 4.0% of the Common Stock sold in the Offerings.
         Assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at the Amended Purchase Price. However, in the event the Company issues authorized but unissued shares of Common Stock to the Recognition Plan in the amount of 4.0% of the Common Stock sold in the Offerings, the voting interests of existing stockholders would be diluted approximately 3.8%. The shares are reflected as a reduction of stockholders' equity. See "Pro Forma Data."

                                 PRO FORMA DATA

         The actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed. However, net proceeds are currently estimated to be between $324.6 million and $440.3 million (or $506.9 million in the event the Amended Valuation Range is increased by 15%) based upon the following assumptions: (i) all shares of Common Stock will be sold in the Subscription Offering; (ii) no fees will be paid to Keefe, Bruyette on shares purchased by (x) the ESOP and any other employee benefit plan of the Company or the Bank, (y) officers, directors, employees and members of their immediate families or (z) the Foundation; (iii) Keefe, Bruyette will receive a fee equal to 1.15% of the aggregate Amended Purchase Price for sales in the Subscription Offering (excluding the sale of shares to the ESOP, employee benefit plans, officers, directors and their immediate families and the Foundation); (iv) the Company will contribute to the Foundation an amount of Common Stock equal to 5% of the Common Stock sold in the Conversion from authorized but unissued shares; and (v) total expenses, including the marketing fees paid to Keefe, Bruyette, will be between $6.9 million and $8.2 million (or $8.9 million in the event the Amended Valuation Range is increased by 15%). Actual expenses may vary from those estimated.

         Pro forma consolidated net income and stockholders' equity of the Company have been calculated for the nine months ended September 30, 1997 and the year ended December 31, 1996 as if the Common Stock to be issued in the Offerings had been sold at the beginning of the period and the net proceeds had been invested at 5.44% and 5.49%, respectively, which represents the yield on one-year U.S. Government securities at September 30, 1997 and December 31, 1996 (which, in light of changes in interest rates in recent periods, are deemed by the Company and the Bank to more accurately reflect pro forma reinvestment rates than the arithmetic average method). The effect of withdrawals from deposit accounts for the purchase of Common Stock has not been reflected. A marginal tax rate of 47% has been assumed for the period, resulting in an after-tax yield of 2.88% (annualized) and 2.91%, respectively, for the nine months ended September 30, 1997 and the year ended December 31, 1996. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of Common Stock, as adjusted to give effect to the shares purchased by the ESOP and the effect of the issuance of shares to the Foundation. See Note 3 to the tables below. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "Use of Proceeds," the Company intends to make a loan to fund the purchase of 8.0% of the Common Stock by the ESOP and retain 50% of the net proceeds from the Offerings.

         No effect has been given in the tables to the issuance of additional shares of Common Stock pursuant to the proposed Option Plan. See "Management - Benefits - Stock Option Plan" in the Prospectus. The table below gives effect to the Recognition Plan, which is expected to be adopted by the Company following the Conversion and presented (together with the Stock Option Plan) to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the consummation of the Conversion. If the Recognition Plan is approved by stockholders, the Recognition Plan intends to acquire an amount of Common Stock equal to 4.0% of the shares of Common Stock sold in the Offerings, either through open market purchases or from authorized but unissued shares of Common Stock. The table below assumes that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the Recognition Plan are purchased in the open market at the Purchase Price. No effect has been given to (i) the Company's results of operations after the Conversion, (ii) the market price of the Common Stock after the Conversion, or (iii) a less than 4.0% purchase by the Recognition Plan.

         The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of the Company computed in accordance with GAAP.

         THE FOLLOWING TABLE GIVES EFFECT TO THE ISSUANCE OF AUTHORIZED BUT UNISSUED SHARES OF THE COMPANY'S COMMON STOCK TO THE FOUNDATION CONCURRENTLY WITH THE COMPLETION OF THE CONVERSION. THE PRO FORMA STOCKHOLDERS' EQUITY IS NOT INTENDED TO REPRESENT THE FAIR MARKET VALUE OF THE COMMON STOCK AND MAY BE DIFFERENT THAN AMOUNTS THAT WOULD BE AVAILABLE FOR DISTRIBUTION TO STOCKHOLDERS IN THE EVENT OF LIQUIDATION.

                                                        At or For the Nine Months Ended September 30, 1997
                                                    -----------------------------------------------------------
                                                     27,625,000     32,500,000    37,375,000       42,981,250
                                                    Shares Sold    Shares Sold    Shares Sold     Shares Sold
                                                     at $12.00      at $12.00      at $12.00       at $12.00
                                                     Per Share      Per Share      Per Share     Per Share (15%
                                                    (Minimum of     (Midpoint     (Maximum of     above Maximum
                                                       Range)       of Range)       Range)        of Range)(8)
                                                    -----------    -----------    -----------    --------------
                                                         (Dollars in Thousands, Except Per Share Amounts)
Gross proceeds  . . . . . . . . . . . . . . . . .    $331,500       $390,000        $448,500          $515,775
Plus: Shares acquired by Foundation (equal to
  5% of the shares issued in the Conversion)  . .      16,575         19,500          22,425            25,789
                                                     --------       --------        --------          --------
  Pro forma market capitalization . . . . . . . .    $348,075       $409,500        $470,925          $541,564
                                                     ========       ========        ========          ========
Gross proceeds  . . . . . . . . . . . . . . . . .    $331,500       $390,000        $448,500          $515,775
Less offering expenses and commissions  . . . . .       6,932          7,551           8,170             8,882
                                                     --------       --------        --------          --------
  Estimated net proceeds  . . . . . . . . . . . .     324,568        382,449         440,330           506,893
Less: Shares purchased by the ESOP  . . . . . . .     (26,520)       (31,200)        (35,880)          (41,262)
      Shares purchased by the
        Recognition Plan  . . . . . . . . . . . .     (13,260)       (15,600)        (17,940)          (20,631)
                                                     --------       --------        --------          --------

Total estimated net proceeds, as adjusted(1)  . .    $284,788       $335,649        $386,510          $445,000
                                                     ========       ========        ========          ========
Net income (2):
  Historical  . . . . . . . . . . . . . . . . . .     $16,997       $ 16,997        $ 16,997          $ 16,997
  Pro forma income on net proceeds, as
    adjusted  . . . . . . . . . . . . . . . . . .       6,158          7,258           8,358             9,623
  Pro forma ESOP adjustment(3)  . . . . . . . . .        (703)          (827)           (951)           (1,093)
  Pro forma Recognition Plan
    adjustment(4) . . . . . . . . . . . . . . . .      (1,054)        (1,240)         (1,426)           (1,640)
                                                     --------       --------        --------          --------
  Pro forma net income  . . . . . . . . . . . . .    $ 21,398       $ 22,188        $ 22,978          $ 23,887
                                                     ========       ========        ========          ========
Net income per share(2)(5):
  Historical  . . . . . . . . . . . . . . . . . .    $   0.63       $   0.54        $   0.47          $   0.41
  Pro forma income on net proceeds, as
    adjusted  . . . . . . . . . . . . . . . . . .        0.23           0.23            0.23              0.23
  Pro forma ESOP adjustment(3)  . . . . . . . . .       (0.03)         (0.03)          (0.03)            (0.03)
  Pro forma Recognition Plan
    adjustment(4) . . . . . . . . . . . . . . . .       (0.04)         (0.04)          (0.04)            (0.04)
                                                     --------       --------        --------          --------
  Pro forma net income per share(4)(6)  . . . . .    $   0.79       $   0.70        $   0.63          $   0.57
                                                     ========       ========        ========          ========
Offering price to pro forma net
  income per share (5)  . . . . . . . . . . . . .       11.39x         12.86x          14.29x            15.79x
                                                     ========       ========        ========          ========
Stockholders' equity:
  Historical  . . . . . . . . . . . . . . . . . .    $195,283       $195,283        $195,283          $195,283
  Estimated net proceeds  . . . . . . . . . . . .     324,568        382,449         440,330           506,893
  Plus: Shares issued to Foundation . . . . . . .      16,575         19,500          22,425            25,789
  Less: Contribution to Foundation  . . . . . . .     (16,575)       (19,500)        (22,425)          (25,789)
  Plus: Tax benefit of the contribution
          to Foundation . . . . . . . . . . . . .       7,790          9,165          10,540            12,121
  Less: Common Stock acquired
          by the ESOP(3)  . . . . . . . . . . . .     (26,520)       (31,200)        (35,880)          (41,262)
        Common Stock to be acquired by
          the Recognition Plan(4) . . . . . . . .     (13,260)       (15,600)        (17,940)          (20,631)
                                                     --------       --------        --------          --------
  Pro forma stockholders' equity(4)(6)(7) . . . .    $487,861       $540,097        $592,333          $652,404
                                                     ========       ========        ========          ========
Stockholders' equity per share(5):
  Historical  . . . . . . . . . . . . . . . . . .    $   6.73       $   5.72        $   4.98          $   4.33
  Estimated net proceeds  . . . . . . . . . . . .       11.19          11.21           11.22             11.23
  Plus: Shares issued to Foundation . . . . . . .        0.57           0.57            0.57              0.57
  Less: Contribution to Foundation  . . . . . . .       (0.57)         (0.57)          (0.57)            (0.57)
  Plus: Tax benefit of contribution to
               Foundation . . . . . . . . . . . .        0.27           0.27            0.27              0.27
  Less: Common Stock acquired
          by the ESOP(3)  . . . . . . . . . . . .       (0.91)         (0.91)          (0.91)            (0.91)
        Common Stock to be acquired by
          the Recognition Plan(4) . . . . . . . .       (0.46)         (0.46)          (0.46)            (0.46)
                                                     --------       --------        --------          --------
  Pro forma stockholders' equity
    per share(4)(6)(7)  . . . . . . . . . . . . .    $  16.82       $  15.83        $  15.10          $  14.46
                                                     ========       ========        ========          ========
Offering price as a percentage of pro
  forma stockholders' equity per share(5) . . . .       71.34%         75.81%          79.47%            82.99%
                                                     ========       ========        ========          ========
Offering price as a percentage of pro forma
  tangible stockholders' equity per share(5) . .        74.21%         78.53%          82.08%            85.47%
                                                     ========       ========        ========          ========

                                                   (Footnotes on following page)

--------------------------------

(1) Estimated net proceeds, as adjusted, consist of the estimated net proceeds from the Offerings minus (i) the proceeds attributable to the purchase by the ESOP and (ii) the value of the shares to be purchased by the Recognition Plan, subject to stockholder approval, after the Conversion at an assumed purchase price of $12.00 per share.

(2) Does not give effect to the non-recurring expense that will be recognized in 1997 as a result of the establishment of the Foundation. The Company will recognize an after-tax expense for the amount of the contribution to the Foundation which is expected to be $8.9 million, $10.3 million, $11.9 million and $13.7 million at the minimum, midpoint, maximum and maximum, as adjusted, of the Amended Valuation Range, respectively. Assuming the contribution to the Foundation was expensed during the nine months ended September 30, 1997, pro forma net earnings per share would be $0.47, $0.37, $0.30 and $0.24, at the minimum, midpoint, maximum and maximum as adjusted, respectively. Per share net income data is based on 29,906,750, 31,655,000, 36,403,250 and 41,863,738 shares outstanding which represents shares sold in the Offerings, shares contributed to the Foundation and shares to be allocated or distributed under the ESOP and Recognition Plan for the period presented.

(3) It is assumed that 8.0% of the shares of Common Stock sold in the Offerings will be purchased by the ESOP with funds loaned by the Company. The Company and the Bank intend to make annual contributions to the ESOP in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes (i) that the loan to the ESOP is payable over 15 years, with the ESOP shares having an average fair value of $12.00 per share in accordance with SOP 93-6, entitled "Employers' Accounting for Employee Stock Ownership Plans," of the AICPA, and (ii) the effective tax rate was 47% for the period. See "Management -Benefits - Employee Stock Ownership Plan" in the Prospectus.

(4) It is assumed that the Recognition Plan will purchase, following stockholder approval of such plan, a number of shares of Common Stock equal to 4.0% of the shares of Common Stock for issuance to directors, officers and employees. Funds used by the Recognition Plan to purchase the shares initially will be contributed to the Recognition Plan by the Company. It is further assumed that the shares were acquired by the Recognition Plan at the beginning of the period presented in open market purchases at the Amended Purchase Price and that 15.0%, of the amount contributed, net of taxes, was an amortized expense during the nine months ended September 30, 1997. The issuance of authorized but unissued shares of Common Stock pursuant to the Recognition Plan in the amount of 4.0% of the Common Stock sold in the Offerings would dilute the voting interests of existing stockholders by approximately 3.8% and under such circumstances pro forma net earnings per share for the nine months ended September 30, 1997 would be $0.77, $0.68, $0.62 and $0.56, at the minimum, midpoint, maximum and 15% above the maximum of the Amended Valuation Range, respectively, and pro forma stockholders' equity per share at September 30, 1997 would be $16.64, $15.69, $14.98 and $14.37 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the Recognition Plan will be equal to the Amended Purchase Price. See "Management - Benefits - Recognition Plan" in the Prospectus.
                                         (footnotes continued on following page)

(5) The per share calculations are determined by adding the number of shares assumed to be issued in the Conversion as well as contributed to the Foundation and for purposes of calculating earnings per share, in accordance with SOP 93-6, subtracting 2,099,500 shares, 2,470,000 shares, 2,840,500 shares, and 3,266,575 shares, respectively, representing the ESOP shares which have not been committed for release during the nine months ended September 30, 1997. Thus, it is assumed at September 30, 1997 that 26,906,750, 31,655,000, 36,403,250 and
         41,863,788 shares of Common Stock are outstanding at the minimum, midpoint, maximum and 15% above the maximum of the Amended Valuation Range, respectively. Assuming the uncommitted ESOP shares were not subtracted from the number of shares of Common Stock outstanding at September 30, 1997, the offering price as a multiple of pro forma net earnings per share would be 12.20x, 13.84x, 15.37x and 17.00x at the minimum, midpoint, maximum and 15% above the maximum of the Amended Valuation Range, respectively. For purposes of calculating pro forma stockholders' equity per share, it is assumed that shares outstanding total 29,006,250, 34,125,000, 39,243,750 and 45,130,313 shares at the minimum, midpoint, maximum and 15% above the maximum of the Amended Valuation Range.

(6) No effect has been given to the issuance of additional shares of Common Stock pursuant to the Option Plan, which will be adopted by the Company following the Conversion and presented for approval by stockholders at an annual or special meeting of stockholders of the Company held at least six months following the consummation of the Conversion. If the Option Plan is approved by stockholders, an amount equal to 10% of the Common Stock sold in the Offerings, or 2,762,500, 3,250,000, 3,737,500 and 4,298,125 shares at the minimum, midpoint, maximum and 15% above the maximum of the Amended Valuation Range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the Option Plan. The issuance of Common Stock pursuant to the exercise of options under the Option Plan will result in the dilution of existing stockholders' interests. Assuming stockholder approval of the Option Plan, that all these options were exercised at the beginning of the period at an exercise price of $12.00 per share and that the shares to fund the Recognition Plan are acquired through open market purchases at the Amended Purchase Price, pro forma net earnings per share for the nine months ended September 30, 1997 would be $0.75, $0.66, $0.60 and $0.54 at the minimum, midpoint, maximum and 15% above the maximum of the Amended Valuation Range, respectively, and pro forma stockholders' equity per share at September 30, 1997 would be $16.40, $15.49, $14.82 and $14.24 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. See "Management - Benefits - Stock Option Plan" in the Prospectus.

(7) The retained earnings of the Bank will be substantially restricted after the Conversion by virtue of the liquidation account to be established in connection with the Conversion. See "Dividend Policy" and "The Conversion - Liquidation Rights" in the Prospectus. In addition, certain distributions from the Bank's retained earnings may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause the Bank to have additional taxable income. See "Taxation - Federal Taxation" in the Prospectus. Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the liquidation account or the bad debt reserves established by the Bank for federal income tax purposes in the event of a liquidation of the Bank.

(8) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Amended Valuation Range of up to 15%.

                                                              At or For the Year Ended December 31, 1996
                                                      -----------------------------------------------------------
                                                       27,625,000     32,500,000    37,375,000       42,981,250
                                                      Shares Sold    Shares Sold    Shares Sold     Shares Sold
                                                       at $12.00      at $12.00      at $12.00       at $12.00
                                                       Per Share      Per Share      Per Share     Per Share (15%
                                                      (Minimum of     (Midpoint     (Maximum of     above Maximum
                                                         Range)       of Range)       Range)        of Range)(8)
                                                      -----------    -----------    -----------    --------------
                                                           (Dollars in Thousands, Except Per Share Amounts)
Gross proceeds  . . . . . . . . . . . . . . . . . .     $331,500        $390,000        $448,500          $515,775
Plus: Shares acquired by Foundation (equal to
  5% of the shares issued in the Conversion)  . . .       16,575          19,500          22,425            25,789
                                                        --------        --------        --------          --------
  Pro forma market capitalization . . . . . . . . .     $348,075        $409,500        $470,925          $541,564
                                                        ========        ========        ========          ========
Gross proceeds  . . . . . . . . . . . . . . . . . .     $331,500        $390,000        $448,500          $515,775
Less offering expenses and commissions  . . . . . .        6,932           7,551           8,170             8,882
                                                        --------        --------        --------          --------
  Estimated net proceeds  . . . . . . . . . . . . .      324,568         382,449         440,330           506,893
Less: Shares purchased by the ESOP  . . . . . . . .      (26,520)        (31,200)        (35,880)          (41,262)
      Shares purchased by the
        Recognition Plan  . . . . . . . . . . . . .      (13,260)        (15,600)        (17,940)          (20,631)
                                                        --------        --------        --------          --------

Total estimated net proceeds, as adjusted(1)  . . .     $284,788        $335,649        $386,510          $445,000
                                                        ========        ========        ========          ========
Net income (2):
  Historical  . . . . . . . . . . . . . . . . . . .     $ 21,775        $ 21,775        $ 21,775          $ 21,775
  Pro forma income on net proceeds, as
    adjusted  . . . . . . . . . . . . . . . . . . .        8,286           9,766          11,246            12,948
  Pro forma ESOP adjustment(3)  . . . . . . . . . .         (937)         (1,102)         (1,268)           (1,458)
  Pro forma Recognition Plan
    adjustment(4) . . . . . . . . . . . . . . . . .       (1,406)         (1,654)         (1,902)           (2,187)
                                                        --------        --------        --------          --------
  Pro forma net income  . . . . . . . . . . . . . .     $ 27,718        $ 28,785        $ 29,851          $ 31,078
                                                        ========        ========        ========          ========
Net income per share(2)(5):
  Historical  . . . . . . . . . . . . . . . . . . .     $   0.81        $   0.69        $   0.60          $   0.52
  Pro forma income on net proceeds, as
    adjusted  . . . . . . . . . . . . . . . . . . .         0.31            0.31            0.31              0.31
  Pro forma ESOP adjustment(3)  . . . . . . . . . .        (0.03)          (0.03)          (0.03)            (0.03)
  Pro forma Recognition Plan
    adjustment(4) . . . . . . . . . . . . . . . . .        (0.05)          (0.05)          (0.05)            (0.05)
                                                        --------        --------        --------          --------
  Pro forma net income per share(4)(6)  . . . . . .     $   1.04        $   0.92        $   0.83          $   0.75
                                                        ========        ========        ========          ========
Offering price to pro forma net
  income per share (5)  . . . . . . . . . . . . . .        11.54x          13.04x          14.46x            16.00x
                                                        ========        ========        ========          ========
Stockholders' equity:
  Historical  . . . . . . . . . . . . . . . . . . .     $171,080        $171,080        $171,080          $171,080
  Estimated net proceeds  . . . . . . . . . . . . .      324,568         382,449         440,330           506,893
  Plus: Shares issued to Foundation . . . . . . . .       16,575          19,500          22,425            25,789
  Less: Contribution to Foundation  . . . . . . . .      (16,575)        (19,500)        (22,425)          (25,789)
  Plus: Tax benefit of the contribution
          to Foundation . . . . . . . . . . . . . .        7,790           9,165          10,540            12,121

  Less: Common Stock acquired
          by the ESOP(3)  . . . . . . . . . . . . .      (26,520)        (31,200)        (35,880)          (41,262)
        Common Stock to be acquired by
          the Recognition Plan(4) . . . . . . . . .      (13,260)        (15,600)        (17,940)          (20,631)
                                                        --------        --------        --------          --------
  Pro forma stockholders' equity(4)(6)(7) . . . . .     $463,658        $515,894        $568,130          $628,201
                                                        ========        ========        ========          ========
Stockholders' equity per share(5):
  Historical  . . . . . . . . . . . . . . . . . . .     $   5.90        $   5.01        $   4.36          $   3.79
  Estimated net proceeds  . . . . . . . . . . . . .        11.19           11.21           11.22             11.23
  Plus: Shares issued to Foundation . . . . . . . .         0.57            0.57            0.57              0.57
  Less: Contribution to Foundation  . . . . . . . .        (0.57)          (0.57)          (0.57)            (0.57)
  Plus: Tax benefit of contribution to
            Foundation  . . . . . . . . . . . . . .         0.27            0.27            0.27              0.27

  Less: Common Stock acquired
          by the ESOP(3)  . . . . . . . . . . . . .        (0.91)          (0.91)          (0.91)            (0.91)
        Common Stock to be acquired by
          the Recognition Plan(4) . . . . . . . . .        (0.46)          (0.46)          (0.46)            (0.46)
                                                        --------        --------        --------          --------
  Pro forma stockholders' equity
    per share(4)(6)(7)  . . . . . . . . . . . . . .     $  15.99        $  15.12        $  14.48          $  13.92
                                                        ========        ========        ========          ========
Offering price as a percentage of pro
  forma stockholders' equity per share(5) . . . . .        75.05%          79.37%          82.87%            86.21%
                                                        ========        ========        ========          ========
Offering price as a percentage of pro forma
  tangible stockholders' equity per share(5)  . . .        78.53%          82.64%          85.96%            89.09%
                                                        ========        ========        ========          ========

                                                   (Footnotes on following page)

--------------------------------

(1) Estimated net proceeds, as adjusted, consist of the estimated net proceeds from the Offerings minus (i) the proceeds attributable to the purchase by the ESOP and (ii) the value of the shares to be purchased by the Recognition Plan, subject to stockholder approval, after the Conversion at an assumed purchase price of $12.00 per share.

(2) Does not give effect to the non-recurring expense that will be recognized in 1997 as a result of the establishment of the Foundation. The Company will recognize an after-tax expense for the amount of the contribution to the Foundation which is expected to be $8.9 million, $10.3 million, $11.9 million and $13.7 million at the minimum, midpoint, maximum and maximum as adjusted, of the Amended Valuation Range, respectively. Assuming the contribution to the Foundation was expensed during the year ended December 31, 1996, pro forma net earnings per share would be $0.71, $0.59, $0.50 and $0.42, at the minimum, midpoint, maximum and maximum as adjusted, respectively. Per share net income data is based on 26,943,583, 31,698,333, 36,453,083 and 41,921,046 shares outstanding which represents shares sold in the Offerings, shares contributed to the Foundation and shares to be allocated or distributed under the ESOP and Recognition Plan for the period presented.

(3) It is assumed that 8.0% of the shares of Common Stock sold in the Offerings will be purchased by the ESOP with funds loaned by the Company. The Company and the Bank intend to make annual contributions to the ESOP in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes (i) that the loan to the ESOP is payable over 15 years, with the ESOP shares having an average fair value of $12.00 per share in accordance with SOP 93-6, entitled "Employers' Accounting for Employee Stock Ownership Plans," of the AICPA, and (ii) the effective tax rate was 47% for the period. See "Management -Benefits - Employee Stock Ownership Plan" in the Prospectus.

(4) It is assumed that the Recognition Plan will purchase, following stockholder approval of such plan, a number of shares of Common Stock equal to 4.0% of the shares of Common Stock for issuance to directors, officers and employees. Funds used by the Recognition Plan to purchase the shares initially will be contributed to the Recognition Plan by the Company. It is further assumed that the shares were acquired by the Recognition Plan at the beginning of the period presented in open market purchases at the Amended Purchase Price and that 20.0% of the amount contributed, net of taxes, was an amortized expense during the year ended December 31, 1996. The issuance of authorized but unissued shares of Common Stock pursuant to the Recognition Plan in the amount of 4.0% of the Common Stock sold in the Offerings would dilute the voting interests of existing stockholders by approximately 3.8% and under such circumstances pro forma net earnings per share for the year ended December 31, 1996 would be $1.00, $0.89, $0.80 and $0.73, at the minimum, midpoint, maximum and 15% above the maximum of the Amended Valuation Range, respectively, and pro forma stockholders' equity per share at December 31, 1996 would be $15.84, $15.00, $14.39 and $13.85 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the Recognition Plan will be equal to the Amended Purchase Price. See "Management - Benefits - Recognition Plan" in the Prospectus.

                                         (footnotes continued on following page)

(5) The per share calculations are determined by adding the number of shares assumed to be issued in the Conversion as well as contributed to the Foundation and for purposes of calculating earnings per share, in accordance with SOP 93-6, subtracting 93.3% the ESOP shares which have not been committed for release during the year ended December 31, 1996. Thus, it is assumed at December 31, 1996 that 26,943,583, 31,698,333, 36,453,083 and 41,921,046 shares of Common Stock are outstanding at the minimum, midpoint, maximum and 15% above the maximum of the Amended Valuation Range, respectively. Assuming the uncommitted ESOP shares were not subtracted from the number of shares of Common Stock outstanding at December 31, 1996, the offering price as a multiple of pro forma net earnings per share would be 12.56x, 14.23x, 15.78x and 17.43x at the minimum, midpoint, maximum and 15% above the maximum of the Amended Valuation Range, respectively.

(6) No effect has been given to the issuance of additional shares of Common Stock pursuant to the Option Plan, which will be adopted by the Company following the Conversion and presented for approval by stockholders at an annual or special meeting of stockholders of the Company held at least six months following the consummation of the Conversion. If the Option Plan is approved by stockholders, an amount equal to 10% of the Common Stock sold in the Offerings, or 2,762,500, 3,250,000, 3,737,500 and 4,298,125 shares at the minimum, midpoint, maximum and 15% above the maximum of the Amended Valuation Range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the Option Plan. The issuance of Common Stock pursuant to the exercise of options under the Option Plan will result in the dilution of existing stockholders' interests. Assuming stockholder approval of the Option Plan, that all these options were exercised at the beginning of the period at an exercise price of $12.00 per share and that the shares to fund the Recognition Plan are acquired through open market purchases at the Amended Purchase Price, pro forma net earnings per share for the year ended December 31, 1996 would be $0.97, $0.86, $0.78 and $0.70 at the minimum, midpoint, maximum and 15% above the maximum of the Amended Valuation Range, respectively, and pro forma stockholders' equity per share at December 31, 1996 would be $15.64, $14.85, $14.26 and $13.75 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. See "Management - Benefits - Stock Option Plan" in the Prospectus.

(7) The retained earnings of the Bank will be substantially restricted after the Conversion by virtue of the liquidation account to be established in connection with the Conversion. See "Dividend Policy" and "The Conversion - Liquidation Rights" in the Prospectus. In addition, certain distributions from the Bank's retained earnings may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause the Bank to have additional taxable income. See "Taxation - Federal Taxation" in the Prospectus. Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the liquidation account or the bad debt reserves established by the Bank for federal income tax purposes in the event of a liquidation of the Bank.

(8) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Amended Valuation Range of up to 15%.

                              REGULATORY  CAPITAL

         At September 30, 1997, the Bank exceeded all of the regulatory capital requirements applicable to it. The table on the following page sets forth the Bank's historical regulatory capital at September 30, 1997 and the pro forma regulatory capital of the Bank after giving effect to the Conversion, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by the Bank of 50% of the net Conversion proceeds, minus the amounts to be loaned to the ESOP and contributed to the RRP. The pro forma risk-based capital amounts assume the investment of the net proceeds received by the Bank in assets which have a risk-weight of 50% under applicable regulations, as if such net proceeds had been received and so applied at September 30, 1997.

                                                             Pro Forma at September 30, 1997 Based on
                                                          -------------------------------------------------
                                                                27,625,000                 32,500,000
                                                               Shares Sold                Shares Sold
                                  Historical at                 at $12.00                  at $12.00
                                September 30, 1997              Per Share                  Per Share
                              ----------------------    ------------------------     ----------------------
                                          Percent of                  Percent of                 Percent of
                               Amount      Assets(1)      Amount      Assets(1)       Amount      Assets(1)
                              -------     ----------    --------      ----------     -------     ----------
                                                         (Dollars in Thousands)
Tangible capital(2):
  Actual  . . . . . . . .     $164,631        7.79%      $294,925        12.99%      $318,221      13.85%
  Requirement . . . . . .       31,694        1.50         34,046         1.50         34,466       1.50
                              --------       -----        -------        -----        -------      -----
  Excess  . . . . . . . .     $132,937        6.29%      $260,879        11.49%      $283,755      12.35%
                               =======       =====        =======        =====        =======      =====
Core capital(2)(3):
  Actual  . . . . . . . .     $169,200        8.01%      $299,494        13.20%      $322,790      14.05%
  Requirement . . . . . .       63,524        3.00         68,228         3.00         69,068       3.00
                              --------       -----        -------        -----        -------      -----
  Excess  . . . . . . . .     $105,676        5.01%      $231,266        10.20%      $253,722      11.05%
                               =======       =====        =======        =====        =======      =====
Risk-based capital(2)(3):
  Actual  . . . . . . . .     $181,234       18.87%      $311,528        29.99%      $334,824      31.81%
  Requirement . . . . . .       76,820        8.00         83,093         8.00         84,212       8.00
                              --------       -----        -------        -----        -------      -----
  Excess  . . . . . . . .     $104,414       10.87%     $ 228,436        21.99%      $250,612      23.81%
                               =======       =====       ========        =====        =======      =====

                                   Pro Forma at September 30, 1997 Based on
                              -------------------------------------------------
                                    37,375,000                 42,981,250
                                   Shares Sold                Shares Sold
                                    at $12.00                  at $12.00
                                    Per Share                  Per Share
                              ----------------------    -----------------------
                                          Percent of                 Percent of
                               Amount      Assets(1)     Amount      Assets(1)
                              --------    ----------    --------     ----------
                                          (Dollars in Thousands)
Tangible capital(2):
  Actual  . . . . . . . .     $341,516       14.68%     $368,305       15.62%
  Requirement . . . . . .       34,885        1.50        35,368        1.50
                               -------       -----       -------       -----
  Excess  . . . . . . . .     $306,630       13.18%     $332,937       14.12%
                               =======       =====       =======       =====
Core capital(2)(3):
  Actual  . . . . . . . .     $346,085       14.88%     $372,874      15.81%
  Requirement . . . . . .       69,907        3.00        70,872        3.00
                               -------       -----       -------       -----
  Excess  . . . . . . . .     $276,178       11.88%     $302,002       12.81%
                               =======       =====       =======       =====
Risk-based capital(2)(3):
  Actual  . . . . . . . .     $358,119       33.57%     $384,908      35.55%
  Requirement . . . . . .       85,331        8.00        86,617        8.00
                               -------       -----       -------       -----
  Excess  . . . . . . . .     $272,788       25.57%     $298,291       27.55%
                               =======       =====       =======       =====

----------------------------

(1)      Adjusted total or adjusted risk-weighted assets, as appropriate.

(2) Based on the OTS regulatory capital requirements which became applicable to the Bank upon its conversion to a federal savings bank in August 1997.

(3) Does not reflect the interest rate risk component to be added to the risk-based capital requirements or, in the case of the core capital requirement, the 4.0% requirement to be met in order for an institution to be "adequately capitalized" under applicable laws and regulations. See "Regulation - Regulation of Federal Savings Banks -Regulatory Capital Requirements" in the Prospectus.

      COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH NO FOUNDATION

         In the event that the Foundation was not being established as part of the Conversion, RP Financial has estimated that the pro forma aggregate market capitalization of the Company would be approximately $427.5 million at the midpoint of the Amended Valuation Range, which is approximately $18 million greater than the pro forma aggregate market capitalization of the Company if the Foundation is included, and would result in an approximately $37.5 million increase in the amount of Common Stock offered for sale in the Conversion. The pro forma price to book ratio would be approximately the same under both the current appraisal and the estimate of the value of the Company without the Foundation and the pro forma price to earnings ratio would be slightly lower under the current appraisal and the estimate of the value of the Company without the Foundation. Further, assuming the midpoint of the Amended Valuation Range, pro forma stockholders' equity per share and pro forma earnings per share would be substantially the same at $15.83 and $15.82, respectively, and $0.70 and $0.69, respectively, with the Foundation or without the Foundation. There is no assurance that in the event the Foundation was not formed that the appraisal prepared at the time would have concluded that the pro forma market value of the Company would be the same as that estimated herein. Any appraisals prepared at that time would be based on the facts and circumstances existing at that time, including, among other things, market and economic conditions.

         For comparative purposes only, set forth below are certain pricing ratios and financial data and ratios, at the minimum, midpoint, maximum and maximum, as adjusted, of the Amended Valuation Range, assuming the Conversion was completed at September 30, 1997.


                                                                At the Minimum                 At the Midpoint
                                                          ---------------------------    ---------------------------
                                                              With             No            With             No
                                                           Foundation      Foundation     Foundation      Foundation
                                                          -----------    ------------    -----------     -----------
                                                              (Dollars in thousands, except per share amounts)
Estimated offering amount . . . . . . . . . . . . . .     $  331,500     $  363,375      $  390,000      $  427,500
Pro forma market capitalization . . . . . . . . . . .        348,075        363,375         409,500         427,500
Total assets  . . . . . . . . . . . . . . . . . . . .      2,437,078      2,457,000       2,489,314       2,512,752
Total liabilities . . . . . . . . . . . . . . . . . .      1,949,217      1,949,217       1,949,217       1,949,217
Pro forma stockholders' equity  . . . . . . . . . . .        487,861        507,783         540,097         563,535
Pro forma consolidated net earnings . . . . . . . . .         21,398         21,829          22,188          22,695
Pro forma stockholders' equity per share  . . . . . .          16.82          16.77           15.83           15.82
Pro forma consolidated net earnings per
  share   . . . . . . . . . . . . . . . . . . . . . .           0.79           0.78            0.70            0.69

Pro forma pricing ratios:
  Offering price as a percentage of pro
     forma stockholders' equity per
     share  . . . . . . . . . . . . . . . . . . . . .          71.34%         71.56%          75.81%          75.85%
  Offering price to pro forma net
     earnings per share (1) . . . . . . . . . . . . .          11.39x         11.54x          12.86x          13.04x
  Pro forma market capitalization to
     assets . . . . . . . . . . . . . . . . . . . . .          14.28%         14.79%          16.45%          17.01%
Pro forma financial ratios:
  Return on assets (2)  . . . . . . . . . . . . . . .           1.17%          1.18%           1.19%           1.20%
  Return on stockholders' equity (3)  . . . . . . . .           5.85%          5.73%           5.48%           5.37%
  Stockholders' equity to assets  . . . . . . . . . .          20.02%         20.67%          21.70%          22.43%

                                                                                                At the Maximum,
                                                                  At the Maximum                  As Adjusted
                                                          ----------------------------   ---------------------------
                                                               With             No            With            No
                                                            Foundation      Foundation     Foundation     Foundation
                                                          ------------     -----------   ------------    -----------
                                                               (Dollars in thousands, except per share amounts)
Estimated offering amount . . . . . . . . . . . . . .     $  448,500       $  491,625    $  515,775      $  565,369
Pro forma market capitalization . . . . . . . . . . .        470,925          491,625       541,564         565,369
Total assets  . . . . . . . . . . . . . . . . . . . .      2,541,550        2,568,504     2,601,621       2,632,618
Total liabilities . . . . . . . . . . . . . . . . . .      1,949,217        1,949,217     1,949,217       1,949,217
Pro forma stockholders' equity  . . . . . . . . . . .        592,333          619,287       652,404         683,401
Pro forma consolidated net earnings . . . . . . . . .         22,978           23,561        23,887          24,555
Pro forma stockholders' equity per share  . . . . . .          15.10            15.12         14.46           14.50
Pro forma consolidated net earnings per
  share   . . . . . . . . . . . . . . . . . . . . . .           0.63             0.62          0.57            0.56

Pro forma pricing ratios:
  Offering price as a percentage of pro
     forma stockholders' equity per
     share  . . . . . . . . . . . . . . . . . . . . .          79.47%           79.37%        82.99%          82.76%
  Offering price to pro forma net
     earnings per share (1) . . . . . . . . . . . . .          14.29x           14.52x        15.79x         16.07x
  Pro forma market capitalization to
     assets . . . . . . . . . . . . . . . . . . . . .          18.53%           19.14%        20.82%          21.48%
Pro forma financial ratios:
  Return on assets (2)  . . . . . . . . . . . . . . .           1.21%            1.22%         1.22%           1.24%
  Return on stockholders' equity (3)  . . . . . . . .           5.17%            5.07%         4.88%           4.79%
  Stockholders' equity to assets  . . . . . . . . . .          23.31%           24.11%        25.08%          25.96%

----------------------

(1) If the contribution to the Foundation had been expensed during the nine months ended September 30, 1997, the offering price to pro forma net earnings per share would have been 19.15x, 24.32x, 30.00x and 37.50x at the minimum, midpoint, maximum and maximum, as adjusted, respectively.

(2) If the contribution to the Foundation had been expensed during the nine months ended September 30, 1997, return on assets would have been 0.69%, 0.63%, 0.58% and 0.52% at the minimum, midpoint, maximum and maximum, as adjusted, respectively.

(3) If the contribution to the Foundation had been expensed during the nine months ended September 30, 1997, return on stockholders' equity would have been 3.45%, 2.93%, 2.50% and 2.09% at the minimum, midpoint, maximum and maximum, as adjusted, respectively.

                             ADDITIONAL INFORMATION

         The Company has filed with the SEC a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus Supplement does not contain all the information set forth in the Registration Statement. Such information, including the Conversion Valuation Appraisal Report, as updated and revised, which is an exhibit to the Registration Statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company. The statements contained in this Prospectus Supplement as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions thereof and are not necessarily complete; each such statement is qualified by reference to such contract or document.

         The Bank has filed an Application for Conversion with the OTS with respect to the Conversion. This Prospectus Supplement omits certain information contained in that application. The Application may be examined at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552, and at the Northeast Regional Office of the OTS located at 10 Exchange Place, 18th Floor, Jersey City, New Jersey 07302.

         The Company has filed with the Office of Thrift Supervision an Application to Form a Holding Company. This Prospectus Supplement omits certain information contained in such Application. Such Application may be inspected at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552, and at the Northeast Regional Office of the OTS located at 10 Exchange Place, 18th Floor, Jersey City, New Jersey 07302.

         In connection with the Conversion, the Company will register its Common Stock with the SEC under Section 12 of the Exchange Act, and, upon such registration, the Company and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Exchange Act. Under the Plan, the Company has undertaken that it will not terminate such registration for a period of at least three years following the Conversion.

         A copy of the Plan of Conversion and the Certificate of Incorporation and Bylaws of the Company and the Federal Stock Charter and Bylaws of the Bank are available without charge from the Bank. Requests for such information should be directed to: Frank J. Besignano, Senior Vice President, Staten Island Savings Bank, 15 Beach Street, Staten Island, New York 10304.

                    SELECTED RECENT FINANCIAL INFORMATION

                Index to Selected Recent Financial Information


Table of Contents                                                                          PAGE
-----------------                                                                          ----
                        Financial Statements:

                          Statement of Condition
                          As of September 30, 1997 and December 31, 1996 (unaudited)       24

                          Statement of Income (For three months and nine months ended
                          September 30, 1997 and 1996)(unaudited)                          25

                          Statement of Equity (For nine months ended September 30, 1997
                          and 1996)(unaudited)                                             26

                          Statement of Cash Flows (For the nine months ended September
                          30, 1997 and 1996)(unaudited)                                    27

                        Notes to Financial Statements (unaudited)                          28

                        Management's Discussion and Analysis of Financial Condition
                        and Results of Operations                                          32

                           STATEN ISLAND SAVINGS BANK
                     STATEMENTS OF CONDITION (unaudited)






                                                     --------------------------------------------
                ASSETS                                SEPTEMBER 30, 1997       DECEMBER 31, 1996
                                                     -------------------      -------------------
                                                                (Dollars In Thousands)
ASSETS:
  Cash and due from banks                             $          48,445        $          43,522
  Federal funds sold                                             36,300                    9,100
  Securities available for sale                                 960,375                  703,134
  Loans, net                                                  1,037,862                  968,015
  Accrued interest receivable                                    12,968                   11,739
  Bank premises and equipment, net                               19,945                   18,675
  Intangible assets, net                                         18,933                   20,490
  Other assets                                                    9,672                    7,648
                                                     -------------------      -------------------
Total assets                                          $       2,144,500        $       1,782,323
                                                     ===================      ===================


           LIABILITIES AND EQUITY

LIABILITIES:
  Deposits-
    Savings                                           $         815,817        $         832,584
    Time                                                        547,230                  500,570
    Money market                                                 83,381                   79,704
    NOW accounts                                                 27,417                   14,298
    Demand deposits                                             192,647                  150,592
                                                     -------------------      -------------------
                                                              1,666,492                1,577,748
  Borrowed funds                                                245,841                       54
  Advances from borrowers for taxes and insurance                 5,798                    4,563
  Accrued interest and other liabilities                         31,086                   28,878
                                                     -------------------      -------------------
        Total liabilities                                     1,949,217                1,611,243
                                                     -------------------      -------------------

EQUITY:
  Retained Earnings                                             183,947                  166,950
  Unrealized appreciation on securities available for
    sale, net of taxes                                           11,336                    4,130
                                                     -------------------      -------------------
      Total equity                                              195,283                  171,080
                                                     -------------------      -------------------
      Total liabilities and equity                    $       2,144,500        $       1,782,323
                                                     ===================      ===================

                           STATEN ISLAND SAVINGS BANK
                       STATEMENTS OF INCOME (unaudited)


                                                                FOR THE THREE MONTHS ENDED
                                                                       SEPTEMBER 30,
                                                          -------------------------------------------
                                                                 1997                       1996
                                                          -------------------------------------------
                                                                      (Dollars In Thousands)

Interest income:
   Loans, including fees                                   $           21,071        $         18,965
   Securities available for sale and held to maturity                  13,619                  11,889
   Federal funds sold                                                     541                     268
                                                          --------------------      ------------------
     Total interest income                                             35,231                  31,122
                                                          --------------------      ------------------

Interest expense:
  Savings accounts                                                      5,479                   5,308
  Time deposits                                                         6,967                   6,470
  Money market accounts                                                   611                     609
  NOW accounts                                                            115                     282
  Escrow accounts                                                          22                      19
  Borrowed funds                                                        1,888                       1
                                                          --------------------      ------------------
    Total interest expense                                             15,082                  12,689
                                                          --------------------      ------------------
    Net interest and dividend income                                   20,149                  18,433
                                                          --------------------      ------------------

Provision for loan losses                                                 501                     500
  Net interest income after provision
                                                          --------------------      ------------------
    for possible loan losses                                           19,648                  17,933

Other income (loss):
  Service and fee income                                                1,925                   1,615
  Securities transactions                                                 193                    (402)
                                                          --------------------      ------------------
    Total other income (loss)                                           2,118                   1,213

Other expenses
  Personnel                                                             5,858                   5,311
  Occupancy and equipment                                               1,449                   1,299
  Amortization of intangible assets                                       519                     519
  FDIC insurance                                                           75                       1
  Data processing                                                       1,048                     593
  Marketing                                                               324                     325
  Professional fees                                                       253                     365
  Stationery and supplies                                                 254                     225
  Other                                                                 1,688                   1,523
                                                          --------------------      ------------------
    Total other expenses                                               11,468                  10,161
                                                          --------------------      ------------------
    Income before provision for income taxes                           10,298                   8,985
                                                          --------------------      ------------------

Provision for income taxes                                              4,261                   2,739
                                                          --------------------      ------------------

Net income                                                 $            6,037        $          6,246
                                                          ====================      ==================

                                                                   FOR THE NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                         ---------------------------------------------
                                                                   1997                       1996
                                                                      (Dollars In Thousands)
                                                         ---------------------------------------------

Interest income:
   Loans, including fees                                   $           61,591        $         53,898
   Securities available for sale and held to maturity                  36,984                  36,130
   Federal funds sold                                                   1,742                   1,074
                                                          --------------------      ------------------
     Total interest income                                            100,317                  91,102
                                                          --------------------      ------------------

Interest expense:
  Savings accounts                                                     16,240                  15,804
  Time deposits                                                        20,033                  19,260
  Money market accounts                                                 1,821                   1,825
  NOW accounts                                                            269                     818
  Escrow accounts                                                          66                      59
  Borrowed funds                                                        2,441                       5
                                                          --------------------      ------------------
    Total interest expense                                             40,870                  37,771
                                                          --------------------      ------------------
    Net interest and dividend income                                   59,447                  53,331
Provision for loan losses                                               5,502                     500
  Net interest income after provision
                                                          --------------------      ------------------
    for possible loan losses                                           53,945                  52,831

Other income (loss):

  Service and fee income                                                5,581                   4,829
  Securities transactions                                                (412)                   (184)
                                                          --------------------      ------------------
    Total other income (loss)                                           5,169                   4,645

Other expenses
  Personnel                                                            15,954                  15,055
  Occupancy and equipment                                               4,233                   4,125
  Amortization of intangible assets                                     1,557                   1,624
  FDIC insurance                                                          197                       2
  Data processing                                                       3,186                   2,103
  Marketing                                                               972                     976
  Professional fees                                                       683                     760
  Stationery and supplies                                                 942                     643
  Other                                                                 5,181                   4,818
                                                          --------------------      ------------------
    Total other expenses                                               32,905                  30,106
                                                          --------------------      ------------------
    Income before provision for income taxes                           26,209                  27,370

Provision for income taxes                                              9,212                  10,782
                                                          --------------------      ------------------
Net income                                                 $           16,997        $         16,588
                                                          ====================      ==================

                           STATEN ISLAND SAVINGS BANK
                 STATEMENTS OF CHANGES IN EQUITY (unaudited)





                                                                                  UNREALIZED
                                                                                 GAIN (LOSS)
                                                                                ON SECURITIES
                                                           RETAINED            AVAILABLE FOR SALE,            TOTAL
                                                           EARNINGS              NET OF TAXES                 EQUITY
                                                     -------------------      -------------------      -------------------
                                                                            (Dollars In Thousands)

BALANCE, DECEMBER 31, 1995                            $         145,175        $           4,907        $         150,082
Net Income                                                       16,558                                            16,558
Change in unrealized loss on securities
 available for sale, net of taxes                                                         (4,036)                  (4,036)
                                                     -------------------      -------------------      -------------------
BALANCE, SEPTEMBER 30, 1996                           $         161,733        $             871        $         162,604
                                                     ===================      ===================      ===================


BALANCE, DECEMBER 31, 1996                            $         166,950        $           4,130        $         171,080
Net Income                                                       16,997                                            16,997
Change in unrealized gain on securities
 available for sale, net of taxes                                                          7,206                    7,206
                                                     -------------------      -------------------      -------------------
BALANCE, SEPTEMBER 30, 1997                           $         183,947        $          11,336        $         195,283
                                                     ===================      ===================      ===================

                           STATEN ISLAND SAVINGS BANK
                     STATEMENT OF CASH FLOWS (unaudited)

                                                                                                    Nine Months Ended
                                                                                                       September 30
                                                                                           -------------        --------------
                                                                                                1997                1996
                                                                                           -------------        --------------
                                                                                                       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                                                                $    16,997          $     16,588
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization                                                                 1,267                 1,165
    Amortization (accretion) of bond and mortgage premiums (discounts)                              187                   493
    Amortization of intangible assets                                                             1,557                 1,624
    Loss (gain) on sale of available for sale securities                                            412                   184
    Other noncash expense (income)                                                               (2,919)               (2,730)
    Provision for loan losses                                                                     5,502                   500
    Increase in deferred loan fees                                                                  206                   626
    Decrease (increase) in accrued interest receivable                                           (1,230)                1,365
    Decrease (increase) in other assets                                                          (2,024)               (4,376)
    (Decrease) increase in accrued interest and other liabilities                                  (143)              (10,001)
    (Increase) decrease in deferred income taxes                                                 (4,855)                2,247
    Recoveries                                                                                      717                   840
                                                                                           -------------        --------------
               Net cash provided by operating activities                                         15,674                 8,525
                                                                                           -------------        --------------


CASH FLOWS FROM INVESTING ACTIVITIES:
REDEMPTION OF TRADING SECURITIES                                                                 20,564
  Maturities of available for sale securities                                                   117,133               193,856
  Sales of available for sale securities                                                         51,805               225,286
  Purchases of available for sale securities                                                   (431,865)             (351,143)
  Principal collected on loans                                                                  157,778               122,457
  Loans made to customers                                                                      (235,144)             (253,364)
  Purchases of loans
  Sales of loans                                                                                  2,967                 3,071
  Capital expenditures                                                                           (2,554)               (2,605)
                                                                                           -------------        --------------
          Net cash used in investing activities                                                (319,316)              (62,442)
                                                                                           -------------        --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposit accounts                                                               89,978                46,004
  Borrowings                                                                                    245,787                    (1)
                                                                                           -------------        --------------
           Net cash provided by financing activities                                            335,765                46,003
                                                                                           -------------        --------------
           Net (decrease) increase in cash and cash equivalents                                  32,123                (7,914)

CASH AND CASH EQUIVALENTS,  beginning of year                                                    52,622                76,464
                                                                                           -------------        --------------

CASH AND CASH EQUIVALENTS,  end of year                                                     $    84,745          $     68,550
                                                                                           =============        ==============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid for -                                                                        $     39,652                37,777
          Interest                                                                               13,945          $     12,390
          Income taxes                                                                     =============        ==============

                           STATEN ISLAND SAVINGS BANK
                  Notes to Financial Statements (unaudited)

(1) Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

Staten Island Bancorp, Inc. (the Company) is a Delaware corporation organized in July 1997 by Staten Island Savings Bank (the Bank) in connection with the conversion of the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank. For purposes of this Prospectus Supplement the financial statements of the Company have been omitted because as of September 30, 1997, the Company had not yet issued any stock, had no assets (other than advance subscription proceeds) and no liabilities, and had not yet conducted any business other than of an organizational nature. Alternatively, the unaudited financial statements and the Management's Discussion and Analysis of Financial Condition and Results of the Operations presented herein are for the Bank as a predecessor entity to the Company. No proforma effect has been given to the sale of the Company's common stock in the Conversion.

The accompanying financial statements are unaudited and were prepared consistent with instructions to a Quarterly Report on Form-10Q and therefore, do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. All normal, recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the financial statements have been included. The results of operations for the three and nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the year ending December 31, 1997. These interim financial statements should be read in conjunction with the Bank's audited financial statements and note disclosures contained in the Company's Prospectus dated September 12, 1997.

2. Loan Portfolio Composition. The following table sets forth the composition of the Bank's loans at the dates indicated.

                                          -------------------------------------      --------------------------------
                                                         SEPTEMBER 30,                        DECEMBER 31,
                                                             1997                                1996
                                          -------------------------------------      --------------------------------
                                                                     PERCENT OF                           PERCENT OF
                                                   AMOUNT              TOTAL                 AMOUNT          TOTAL
                                          -----------------   -----------------      -----------------  -------------
                                                                       (DOLLARS IN THOUSANDS)
Mortgage loans:
     Single-family residential             $       827,272              79.71%        $       720,873         74.47%
     Multi-family residential                       29,019               2.80%                 26,444          2.73%
     Commercial real estate                        115,817              11.16%                115,593         11.94%
     Construction and land                          41,090               3.96%                 28,779          2.97%
     Home equity                                     5,984               0.58%                 29,680          3.07%
                                          -----------------   -----------------      -----------------  -------------
         Total mortgage loans                    1,019,182              98.20%                921,369         95.18%

Other loans:
     Student loans                                   3,729               0.36%                  4,522          0.47%
     Automobile leases                                   -               0.00%                 28,249          2.92%
     Passbook loans                                  6,830               0.66%                  5,933          0.61%
     Commercial business loans                      15,066               1.45%                 14,995          1.55%
     Other consumer loans                           12,560               1.21%                  9,712          1.00%
                                          -----------------   -----------------      -----------------  -------------
         Total other loans                          38,185               3.68%                 63,411          6.55%

                                          -----------------   -----------------      -----------------  -------------

         Total loans receivable                  1,057,367             101.88%                984,780        101.73%
Less:
     Discount on loans purchased                      (728)            (0.07)%                 (3,475)       (0.36)%
     Allowance for loan losses                     (14,530)            (1.40)%                 (9,977)       (1.03)%
     Deferred loan fees                             (4,247)            (0.41)%                 (3,313)       (0.34)%
                                          -----------------   -----------------      -----------------  -------------
Loans receivable, net                      $     1,037,862             100.00%        $       968,015        100.00%
                                          =================   =================      =================  =============

3. Non-Performing Assets. The following table sets forth information with respect to non-performing assets identified by the Bank, including non-accrual loans, other real estate owned, and non-performing investments in real estate at the dates indicated.


                                                       SEPTEMBER 30,            DECEMBER 31,
                                                           1997                      1996
                                                    --------------------     --------------------
                                                                (DOLLARS IN THOUSANDS)

Accruing loans 90 days or more
   past due:
   Mortgage loans:                                  $                66      $               -
   Other loans:                                                     342                        1
                                                    --------------------     --------------------
        Total accruing loans                                        408                        1
                                                    --------------------     --------------------
Non-accrual loans:
   Mortgage loans:
      Single-family residential                                  10,338                   10,417
      Multi-family residential                                      934                      322
      Commercial real estate                                      9,668                   11,102
      Construction and land                                       1,469                      -
      Home equity                                                   545                      644
   Other loans:
      Automobile leases                                             -                         15
      Commercial and discounted business loans                      194                      106
      Other loans                                                   392                      144
                                                    --------------------     --------------------
        Total non-accruing loans                                 23,540                   22,750
                                                    --------------------     --------------------
Total non-performing loans                                       23,948                   22,751
                                                    --------------------     --------------------
Other real estate owned, net                                        780                    1,103
                                                    --------------------     --------------------


                                                    --------------------     --------------------
Total non-performing assets                         $            24,728      $            23,854
                                                    ====================     ====================


Non-performing assets to total
      loans                                                        2.35%                    2.42%
Non-performing assets to total
      assets                                                       1.15%                    1.34%
Non-performing loans to total
      loans                                                        2.28%                    2.31%
Non-performing loans to total
      assets                                                       1.12%                    1.28%

4. ALLOWANCE FOR LOAN LOSSES. The following table sets forth the activity in the Bank's allowance for loan losses during the periods indicated.



                                                              NINE MONTHS ENDED                             YEAR ENDED
                                                                  SEPTEMBER 30,                            DECEMBER 31,
                                                    --------------------------------------------      -------------------
                                                          1997                        1996                     1996
                                                    -----------------        -------------------      -------------------
                                                                         (DOLLARS IN THOUSANDS)
Allowance at beginning of period                     $         9,977          $          10,704        $          10,704
Provisions                                                     5,502                        500                    1,000
  Charge-offs:
    Mortgage loans:
     Construction, land and land development                       2                          -                        -
     Single-family residential                                   624                      1,137                    1,590
     Multi-family residential                                    100                          -                        -
     Commercial real estate                                      444                        239                      376
    Other loans                                                  485                        329                      729
                                                    -----------------        -------------------      -------------------
     Total charge-offs                                         1,655                      1,705                    2,695
  Recoveries:
    Mortgage loans:
     Construction, land and land development                      10                          -                        -
     Single-family residential                                   295                        345                      408
     Multi-family residential                                      -                          -                        -
     Commercial real estate                                      238                        388                      413
    Other loans                                                  163                        107                      147
                                                    -----------------        -------------------      -------------------
     Total recoveries                                            706                        840                      968
                                                    -----------------        -------------------      -------------------
Allowance at end of period                           $        14,530          $          10,339        $           9,977
                                                    =================        ===================      ===================
Allowance for loan losses
  to total nonperforming loans at
  end of period                                                61.72%                    44.50%                    43.85%

Allowance for loan losses
  to total loans at end of period                               1.38%                     1.10%                     1.02%

       - Managements Discussion and Analysis of Financial Condition and Results of Operation Changes in Financial Conditions

       Total assets of the Bank increased $362.2 million or 20.3% from $1.79 billion December 31, 1996 to $2.14 billion September 30, 1997.

       The increase in total assets for the first nine months of 1997 was primarily due to a $257.2 million, or 36.6% increase in the Bank's investment portfolio which is a result of the Bank's leveraging program and the use of borrowed funds to purchase securities for the Bank's investment portfolio at an acceptable spread.

       Loans receivable net increased $69.8 million or 7.2% to $1.04 billion at September 30, 1997 compared to $968.0 million at December 31, 1996. Such increase was due to continued growth in the loan portfolio.

       Deposits increased $88.7 million or 5.6% from $1.6 billion at December 31, 1996 to $1.7 billion at September 30, 1997. The largest increase was in time deposits and demand deposits which increased $46.7 million and $42.1 million, respectively. The growth in time deposits was primarily due to an increase in deposits made in anticipation of payment for the Company's stock offering. The growth in demand deposits was a result of the Bank's continued emphasis on business development and in anticipation of the Company's stock offering.

       Borrowed funds totaled $245.8 million at September 30, 1997 compared to $54,000 at December 31,1996. Management has deemed borrowings to be a cost-effective alternative to deposits which facilitate the Bank's ability to leverage its balance sheet. Borrowed funds consist primarily of short-term repurchase agreements maturing prior to September 30, 1998.

       Equity increased by $24.2 million or 14.1% from $171.1 million at December 31, 1996 to $195.3 million at September 30, 1997. The increase was a result of net income of $17.0 million and an unrealized gain on the Bank's securities available for sale of $11.3 million at September 30, 1997 compared to $4.1 million at December 31, 1996. The recent volatility in the financial markets has resulted in the appreciation in value of the Bank's investment portfolio.

       Results of Operations

       The Bank reported net income of $6.0 million for the three months ended September 30, 1997 compared to $6.2 million for the three months ended September 30, 1996 a decrease of $209,000 or 3.3%. The decrease in net income was primarily the result of an increase of $1.3 million in total other expenses and an increase in the provision for income taxes of $1.5 million partially offset by increases in net interest income of $1.7 million and other income of $905,000.

       Net income for the nine months ended September 30, 1997 amounted to $17.0 million compared to $16.6 million for the nine months ended September 30, 1996. The increase of $409,000 or 2.5% was primarily due to an increase of $6.1 million in net interest income and a $1.6 million decrease in the provision for income taxes, partially offset by a $5.0 million increase in the provision for loan losses and a $2.8 million increase in total other expenses.

Interest Income

The Bank's total interest income was $35.2 million for the three months ended September 30 1997 compared to $31.1 million for the three months ended September 30, 1996. The $4.1 million or 13.2% increase was primarily due to a $2.1 million increase in interest income from loans and a $1.7 million increase in interest income from securities. The primary reason for the increase in interest income from loans was an increase of $118.6 million in the average balance of loans partially offset by a decrease in the average yield of 14 basis points from 8.27% to 8.13%. The average balance of the loan portfolio increased due to increased loan demand, new loan products and continued emphasis on commercial and other lending. The decrease in the average yield on the loan portfolio was primarily due to the increased loan repayment activity in higher yielding loans and the downward pricing of certain of the Bank's adjustable rate loans. The increase in interest income on securities was due to a $81.5 million increase in the average balance of the securities portfolio and a 20 basis point increase in the average yield on the securities portfolio. The increase in the average balance is a result of the Bank's leveraging strategy.

For the nine months ended September 30, 1997 interest income totaled $100.3 million compared with $91.1 million for the nine months ended September 30, 1996. The $9.2 million or 10.1% increase between the periods was primarily the result of higher interest income for loans and securities. Interest on loans increased $7.7 million or 14.3% as a result of a $146.3 million increase in the average balance of the loan portfolio. This was offset to some extent by a decrease in the average yield on loans from 8.28% for the nine months ended September 30, 1996 to 8.10% for the nine months ended September 30, 1997. These changes for the nine month period were due primarily to the same factors described above with respect to the changes during the third quarter of 1997 compared to the third quarter of 1996. Interest income on securities increased $854,000 or 2.4% primarily as a result of an increase in the average yield to 6.66% for the nine months ended September 30, 1997 compared to 6.37% for the nine months ended September 30, 1996. This increase in yield was partially offset by a $15.5 million decrease in the average balance of securities during the same time period.

The increase in the average yield reflects the sale of lower rate securities to purchase higher yielding securities in connection with the Bank's restructuring of its investment securities portfolio in the past twelve months, while the decrease in the average balance is a result of the paydowns and maturities earlier in the year exceeding the investment due to the funding of lending activities.

Interest Expense

The Bank's total interest expense was $15.1 million for the three months ended September 30, 1997 compared with $12.7 million for the three months ended September 30, 1996. The increase of $2.4 million or 18.9% was primarily due to an increase of $497,000 in interest for time deposits and $1.9 million increase in interest expense on borrowed funds. The increase in interest expense for time deposits was primarily due to an increase of $41.6 million in the average balance of time deposits primarily due to deposits in anticipation of payment for the Company's stock offering. The increase in interest expense for borrowed funds was due to an increase in the average balance of $125.2 million due to the Bank's leveraging strategy which was not in place during the third quarter of 1996.

Interest expense was $40.9 million for the nine months ended September 30, 1997 compared to $37.8 million for nine months ended September 30, 1996, an increase of $3.1 million or 8.20%. Interest on borrowed funds increased $2.4 million due to a $55.4 million increase in the average balance of borrowings between the periods. Average borrowings for the nine months ended September 30, 1996 was $47,000. The significant increase in the average balance reflects the leveraging strategy instituted by the Bank during the current fiscal year. The average balance of interest bearing deposits increased by $82.6 million from September 30, 1996 to September 30, 1997, while the average cost of these deposits decreased from 3.66% for the nine months ended September 30, 1996 to 3.52% for the nine months ended September 30, 1997. This was a result of the Bank's continued business development efforts for demand deposits along with deposits made in anticipation of payment for the Company's stock offering.

Net Interest Income

Net interest income increased $1.7 million or 9.3% in the three months ended September 30, 1997 to $20.1 million, compared to $18.4 million in the same period in 1996. Such increase was due to a $4.1 million increase in interest income which was partially offset by a $2.4 million increase in interest expense. The increase in interest income was due to an increase of $218.9 million or 13% in the average balance of interest earning assets. The average yield on interest earning assets was 7.30% for the three months ended September 30, 1997 compared with 7.42% for the three months ended September 30, 1996. The increase in interest expense was due to an increase of $211.8 million or 15.3% in the average balance of interest bearing liabilities. The average cost of interest bearing liabilities for the third quarter of 1997 was 3.78% compared with 3.66% for the same period last year. The Bank's interest rate spread (the difference between the weighted average yield on interest earning assets and weighted average cost of interest bearing liabilities) and net interest margin (net interest income as a percentage of average interest earning assets) amounted to 3.65% and 4.25%, respectively during the three months ended September 30, 1997 compared to 3.75% and 4.39, respectively, for the comparable period in 1996.

Net interest income was $59.4 million for the nine months ended September 30, 1997 compared to $53.3 million for the nine months ended September 30, 1996. This represents an increase of $6.1 million or 11.5%. The increase was a result of a $9.2 million increase in interest income which was partially offset by a $3.1 million increase in interest expense. The increase in interest income was a result of an increase of $146.8 million in the average balance of interest earning assets along with an increase of 8 basis points from 7.36% for the nine months ended September 30, 1996 to 7.44% for the nine months ended September 30, 1997 in the average yield on interest earning assets. Interest expense increased due to a $38.0 million increase in the average balance of interest bearing liabilities which was partially offset by a decrease of 6 basis points in the average rate paid from 3.66% for the nine months ended September 30, 1996 to 3.60% for the nine months ended September 30, 1997. The net interest spread and margin increased to 3.84% and 4.41%, respectively, for the nine months ended September 30, 1997 compared to 3.70% and 4.31%, respectively, for the nine months ended September 30, 1996.

Provision for Loan Losses

The provision for loan losses for the three months ended September 30, 1997 was $501,000 compared to $500,000 for the three months ended September 30, 1996. The provision for loan losses in the third quarter of 1997 was based on management's continuing review of the risk elements in the Bank's loan portfolio and the growth of the portfolio.

For the nine months ended September 30, 1997, the provision for loan losses was $5.5 million compared to $500,000 for the first nine months of 1996. In addition to general provisions of approximately $1.5 million during the nine months ended September 30, 1997, management determined that additional provisions of approximately $4.0 million were necessary in light of estimated losses with respect to the loans acquired from Gateway Bancorp, Inc. in connection with the Bank's acquisition of Gateway Bancorp, Inc. in 1995; and with respect to the Bank's portfolio of non-performing loans. Management views approximately $4.0 million of the provisions during the nine months ended September 30, 1997 as generally non-recurring in nature and anticipates that the amount of provisions for loan losses in the future will be more consistent with the $1.5 million of provisions which it otherwise would have made. While no assurance can be given that future chargeoffs and/or additional provisions will be necessary, management of the Bank believes that, as of September 30, 1997, the allowance for loan losses was adequate.

Other Income

Other income increased $905,000 or 74.6% to $2.1 million for the three months ended September 30, 1997 from $1.2 million for the three months ended September 30, 1996. Such increase was due to a $193,000 gain on securities transactions during the 1997 period compared to a $402,000 loss during the third quarter of 1996. The loss on securities transactions during the third quarter of 1996 was due to the restructuring of the Bank's securities portfolio in an effort to improve both yield and asset quality. Service and fee income increased from $1.6 million for the three months ended September 1996 to $1.9 million for the three months ended September 1997. The increase in service and fee income was due to an increase in the volume of transactions as well as an increase in demand deposit accounts.

For the nine months ended September 30, 1997, other income increased $524,000 or 11.3% primarily as a result of higher service and fee income.

Total Other Expenses

Total other expenses increased $1.3 million or 12.9% to $11.5 million for the three months ended September 30, 1997 from $10.2 million for the same period in 1996. Such increase was primarily due to a $455,000 or 76.7% increase in data processing fees and a $547,000 or 10.3% increase in personnel expenses. The increase in data processing expenses was primarily due to increased fees charged by the Bank's service bureau as a result of the service bureau's shrinking customer base due to consolidation within the banking industry. The increase in personnel expenses was due to normal increases in compensation and employee benefit costs along with bonuses paid in the third quarter of 1997 for achieving certain performance goals.

For the nine months ended September 30, 1997 total other expenses have increased $2.8 million or 9.3% to $32.9 million from $30.1 million for the nine months ended September 30, 1996. Such increase was primarily due to an increase of $1.1 million or 51.5% in data processing fees, an increase of $899,000 or 6.0% in personnel expenses and a $363,000 or 7.5% increase in other expenses. The increase in data processing expenses was primarily due to the write-off of the Bank's investment in its service bureau. Given among other things, consolidation in the banking industry, the number of bank customers of such service bureau has decreased significantly in recent years. Based on its assessment of the continuing viability of such service bureau, the Bank wrote-off $969,000 with respect to this investment. The Bank is reevaluating its data processing needs in general and, in particular, whether it will continue its relationship with is current service bureau. Although it has made no decision with respect to how best to meet its future data processing needs, any determination by the Bank to enhance its data processing capabilities and/or convert its systems to a new service bureau may result in increases in other expenses. In this reevaluation process, the Bank is only considering vendors that can guarantee their systems will be ready for the year 2000. The Bank's current service bureau is in the process of implementing program changes needed for the year 2000. The increase in personnel expenses was due to normal increases in compensation and benefits as well as bonuses paid to officers and staff in the current quarter. The increase in other expenses was due to a variety of increases, including expenses related to loan collateral and real estate owned.

Provision for Income Taxes

The provision for income taxes increased $1.5 million to $4.3 million for the three months ended September 30, 1997 from $2.8 million or the three months ended September 30, 1996. The increase was primarily due to a $2.1 million reversal of previously deferred income taxes related to bad debt reserves accumulated for New York State purposes in the third quarter of 1996. The New York State tax law was amended during the third quarter of 1996 to prevent future recapture of the Bank's bad debt reserves and permit continued future use of the bad debt reserve method for purposes of determining the Bank's New York State tax liability. The provision for income taxes for the three months ended September 30, 1997 reflects a refund of city taxes from 1996 and accruing at a lower rate for city taxes due to a similar change in the New York City tax law which took place in April 1997.

For the nine months ended September 30, 1997 the provision for income taxes decreased $1.6 million to $9.2 million compared with $10.8 million for nine months ended September 30, 1997. In addition to the reasons stated above, in April of 1997 there was a $2.6 million reversal of previously deferred income taxes related to bad debt reserves accumulated for New York city purposes. The change in the New York City tax law also permits continued future use of the bad debt reserve method for purposes of determining the Bank's New York City tax liability.

Liquidity and Commitments

The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage backed securities, maturities of investment securities and other short term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage related securities and maturing investment securities and short term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Bank invests excess funds in federal funds sold and other short term interest earning assets which provide liquidity to meet lending requirements. Historically, the Bank has been able to generate sufficient cash through its deposits and has only utilized borrowings to a very limited degree. As of September 30, 1997 the Bank had entered into repurchase agreements totaling $245.8 million as an alternative funding source to leverage its capital base. All of these repurchase agreements are short term and mature before September 30, 1998.

The Bank intends to continue the use of repurchase agreements and in the future FHLB advances, to leverage its capital base and provide funds for its lending and investment activities.

Liquidity management is both a daily and long term function of business management. Excess liquidity is generally invested in short term investments such as federal funds. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage backed and mortgage related securities and investment securities. At September 30, 1997 the total approved loan origination commitments outstanding amounted to $48.0 million. At the same date, the unadvanced portion of construction loans approximate $7.2 million. Certificates of deposit scheduled to mature in one year or less at September 30, 1997 total $420.2 million. Investment securities scheduled to mature in one year or less at September 30, 1997 total $48.1 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with the Bank. The Bank anticipates that it will continue to have sufficient funds, together with borrowings, to meet it current commitments.

Capital

At September 30, 1997, the Bank had regulatory capital which was well in excess of regulatory limits set by the Office of Thrift Supervision. The current requirements and the Bank's actual levels are detailed below (dollars in thousands):


                                    Required Capital               Actual Capital              Excess Capital
                              -----------------------------   --------------------------   -----------------------
                                Amount       Percent            Amount       Percent         Amount       Percent
                              ----------   ----------         ----------   ----------      ----------   ----------
Tangible capital           $     31,694        1.50%       $    164,631        7.79%    $    132,937        6.29%

Core capital               $     63,524        3.00%       $    169,200        8.01%    $    105,676        5.01%

Risk-based capital         $     76,820        8.00%       $    181,234       18.87%    $    104,414       10.87%

Average balances, Net Interest Income, Yields Earned and Rates Paid

                                                                    THREE MONTHS ENDED SEPTEMBER 30,
                                                ---------------------------------------------------------------------
                                                                1997                                1996
                                                ----------------------------------- ---------------------------------
                                                                            AVERAGE                           AVERAGE
                                                  AVERAGE                   YIELD/    AVERAGE                 YIELD/
                                                  BALANCE     INTEREST       COST     BALANCE     INTEREST     COST
                                                ------------ ----------- ---------- ------------ ---------- ---------
Interest-earning assets
  Loans receivable (1):
     Real estate loans                           $  998,929   $  20,082      8.04%   $  860,796   $ 17,685     8.22%
     Other loans                                     37,277         989     10.61%       56,790      1,280     9.02%
                                                ------------ -----------            ------------ ----------
       Total loans                                1,036,206      21,071      8.13%      917,586     18,965     8.27%
  Securities                                        822,569      13,619      6.62%      741,064     11,889     6.42%
  Federal funds sold                                 38,791         541      5.58%       20,054        268     5.35%
                                                ------------ ----------- ---------- ------------ ---------- ---------
  Total interest-earning assets                   1,897,566      35,231      7.43%    1,678,704     31,122     7.42%
                                                             ----------- ----------              ---------- ---------
Noninterest-earning assets                          109,103                              88,587
                                                ------------                        ------------
       Total assets                              $2,006,669                          $1,767,291
                                                ============                        ============
Interest-bearing liabilities:
  Deposits:
    NOW and money market deposits                   105,622         726      2.75%      138,095        891     2.58%
    Savings deposits                                824,052       5,501      2.67%      746,623      5,327     2.85%
    Certificates of deposits                        542,039       6,967      5.14%      500,466      6,470     5.17%
                                                ------------ ----------- ---------- ------------ ---------- ---------
      Total deposits                              1,471,713      13,194      3.59%    1,385,184     12,688     3.66%
  Total Other Borrowings                            125,292       1,888      6.03%           51          1    11.09%
                                                ------------ ----------- ---------- ------------ ---------- ---------
  Total interest-bearing liabilities              1,597,005      15,082      3.78%    1,385,235     12,689     3.66%
                                                             ----------- ----------              ---------- ---------
Noninterest-bearing liabilities                     221,157                             227,096
                                                ------------                        ------------
      Total liabilities                           1,818,162                           1,612,331
Stockholder's equity                                188,507                             154,960
                                                ------------                        ------------
      Total liabilities and equity               $2,006,669                          $1,767,291
                                                ============                        ============
Net interest-earning assets                      $  300,561                          $  293,469
                                                ============ -----------            ============ ----------
Net interest income/interest rate spread                         20,149      3.65%                  18,433     3.75%
                                                             =========== ==========              ========== =========

Net interest margin                                                          4.25%                             4.39%
                                                                         ==========                         =========
Ratio of average interest-earning assets
  to average interest-bearing liabilities                                  118.82%                           121.19%
                                                                         ==========                         =========

                                                                    NINE MONTHS ENDED SEPTEMBER 30,
                                                ------------------------------------------------------------------
                                                                1997                            1996
                                                --------------------------------- --------------------------------
                                                                          AVERAGE                          AVERAGE
                                                   AVERAGE                YIELD/     AVERAGE               YIELD/
                                                   BALANCE    INTEREST     COST      BALANCE   INTEREST     COST
                                                ------------ ---------- --------- ----------- --------- ----------
Interest-earning assets
  Loans receivable (1):
    Real estate loans                            $  964,870   $ 58,221     8.05%  $  811,143   $50,144      8.24%
    Other loans                                      49,034      3,370     9.16%      56,448     3,754      8.87%
                                                ------------ ----------              -------- ---------
      Total loans                                 1,013,904     61,591     8.10%     867,591    53,898      8.28%
  Securities                                        740,502     36,984     6.66%     755,960    36,130      6.37%
  Federal funds sold                                 42,651      1,741     5.44%      26,661     1,074      5.37%
                                                ------------ ---------- --------- ----------- --------- ----------
  Total interest-earning assets                   1,797,057    100,316     7.44%   1,650,212    91,102      7.36%
                                                             ---------- ---------             --------- ----------
Noninterest-earning assets                           98,551                           92,700
                                                ------------                      -----------
     Total assets                                $1,895,608                       $1,742,912
                                                ============                      ===========
Interest-bearing liabilities:
  Deposits:
    NOW and money market deposits                   101,644      2,099     2.75%     136,844     2,643      2.58%
    Savings deposits                                827,077     16,296     2.63%     747,324    15,863      2.83%
    Certificates of deposits                        528,210     20,033     5.06%     490,149    19,260      5.24%
                                                ------------ ---------- --------- ----------- --------- ----------
      Total deposits                              1,456,931     38,428     3.52%   1,374,317    37,766      3.66%
  Total Other Borrowings                             55,439      2,441     5.87%          47         5     14.06%
                                                ------------ ---------- --------- ----------- --------- ----------
  Total interest-bearing liabilities              1,512,370     40,869     3.60%   1,374,364    37,771      3.66%
                                                             ---------- ---------             --------- ----------
Noninterest-bearing liabilities                     203,672                          216,419
                                                ------------                      -----------
      Total liabilities                           1,716,042                        1,590,783
Stockholder's equity                                179,566                          152,129
                                                ------------                      -----------
      Total liabilities and equity               $1,895,608                       $1,742,912
                                                ============                      ===========
Net interest-earning assets                      $  284,687                       $  275,848
                                                ============ ----------           =========== ---------
Net interest income/interest rate spread                        59,447     3.84%                53,331      3.70%
                                                             ========== =========             ========= ==========

Net interest margin                                                        4.41%                            4.31%
                                                                        =========                       ==========
Ratio of average interest-earning assets
  to average interest-bearing liabilities                                118.82%                          120.07%
                                                                        =========                       ==========

Rate/Volume Analysis

        The following table sets forth effects of changing rates and volumes on net interest income of the Bank. Information is provided with respect to (1) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume).

                                                                   THREE MONTHS ENDED SEPTEMBER 30, 1997
                                                                       COMPARED TO THREE MONTHS ENDED
                                                                             SEPTEMBER 30, 1996
                                                 -----------------------------------------------------------------------------
                                                        INCREASE (DECREASE) DUE TO
                                                 ---------------------------------------------------
                                                                                           RATE/           TOTAL NET INCREASE
                                                    RATE               VOLUME             VOLUME              (DECREASE)
                                                 -------------    ---------------      -------------        ------------------
                                                                              (DOLLARS IN THOUSANDS)
Interest-earning assets (1):
  Loans receivable (2):
    Real estate loans                             $      (380)     $       2,838        $       (61)         $        2,397
    Other loans                                           227               (440)               (78)                   (291)
                                                 -------------    ---------------      -------------        ----------------
    Total loans receivable                               (153)             2,398               (139)                  2,106
  Securities                                              380              1,308                 42                   1,730
  Federal funds sold                                       12                250                 11                     273
  Total net change in income on interest-
                                                 -------------    ---------------      -------------        ----------------
    earning assets                                        239              3,956                (86)                  4,109
                                                 -------------    ---------------      -------------        ----------------

Interest-bearing liabilities:
  Deposits:
    NOW and money market deposits                          58               (209)               (14)                   (165)
    Savings accounts                                     (343)               552                (35)                    174
    Certificates of deposit                               (37)               537                 (3)                    497
                                                 -------------    ---------------      -------------        ----------------
    Total deposits                                       (322)               880                (52)                    506
  Other Borrowings                                         (1)             3,471             (1,583)                  1,887
  Total net change in expense on
                                                 -------------    ---------------      -------------        ----------------
    interest-bearing liabilities                         (323)             4,351             (1,635)                  2,393
                                                 -------------    ---------------      -------------        ----------------
  Net change in net interest income                       562               (395)             1,549                   1,716
                                                 =============    ===============      =============        ================


                                                                            NINE MONTHS ENDED SEPTEMBER 30, 1997
                                                                               COMPARED TO NINE MONTHS ENDED
                                                                                     SEPTEMBER 30, 1996
                                                  -------------------------------------------------------------------------------
                                                              INCREASE (DECREASE) DUE TO
                                                  ------------------------------------------------------
                                                                                               RATE/           TOTAL NET INCREASE
                                                          RATE              VOLUME            VOLUME              (DECREASE)
                                                  -----------------    ---------------    --------------      -------------------
                                                                               (DOLLARS IN THOUSANDS)
Interest-earning assets (1):
  Loans receivable (2):
    Real estate loans                               $       (1,199)     $       9,503     $        (227)       $          8,077
    Other loans                                                125               (493)              (16)                   (384)
                                                   ----------------    ---------------   ---------------      ------------------
    Total loans receivable                                  (1,074)             9,010              (243)                  7,693
  Securities                                                 1,626               (739)              (33)                    854
  Federal funds sold                                            14                644                 9                     667
  Total net change in income on interest-
                                                   ----------------    ---------------   ---------------      ------------------
    earning assets                                             566              8,915              (267)                  9,214
                                                   ----------------    ---------------   ---------------      ------------------

Interest-bearing liabilities:
  Deposits:
    NOW and money market deposits                              183               (680)              (47)                   (544)
    Savings accounts                                        (1,138)             1,693              (122)                    433
    Certificates of deposit                                   (671)             1,496               (52)                    773
                                                   ----------------    ---------------   ---------------      ------------------
    Total deposits                                          (1,626)             2,509              (221)                    662
  Other Borrowings                                              (3)             5,841            (3,402)                  2,436
  Total net change in expense on
                                                   ----------------    ---------------   ---------------      ------------------
    interest-bearing liabilities                            (1,629)             8,350            (3,623)                  3,098
                                                   ----------------    ---------------   ---------------      ------------------
  Net change in net interest income                          2,195                565             3,356                   6,116
                                                   ================    ===============   ===============      ==================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         SEC filing fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  164,110
         OTS filing fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         8,400
         NYSE filing fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       185,000
         Printing, postage and mailing  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       800,000
         Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       800,000
         Blue Sky filing fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .        50,000
         Accounting fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       425,000
         Appraiser's fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       100,000
         Fees and expenses related to business plan . . . . . . . . . . . . . . . . . . . . . .        30,000
         Conversion agent fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . .       250,000
         Transfer agent fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . .        50,000
         Conversion center telephone, temporary support staff and equipment . . . . . . . . . .       525,000
         Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       112,490
                                                                                                   ----------
         TOTAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $3,500,000
                                                                                                   ==========


         In addition to the foregoing expenses, Keefe, Bruyette & Woods, Inc. will receive fees based on the number of shares of Common Stock sold in the Conversion, plus expenses. Based upon the assumptions and the information set forth under "Pro Forma Data" and in the Prospectus Supplement, it is estimated that such fees will amount to $3,432,000, $4,051,000, $4,670,000 and $5,382,000 in the event that 27,625,000 shares, 32,500,000 shares, 37,375,000 shares and 42,981,250 shares of Common Stock are sold by the Bank in the Conversion, respectively.

ITEM 14.         INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacity as such. The Certificate of Incorporation and the Bylaws of the Company provide that the directors, officers, employees and agents of the Company shall be indemnified to the full extent permitted by law. Such indemnity shall extend to expenses, including attorney's fees, judgments, fines and amounts paid in the settlement, prosecution or defense of the foregoing actions.

         Article 10 of the Registrant's Certificate of Incorporation provides as follows:

         ARTICLE 10. INDEMNIFICATION. The Corporation shall indemnify its directors, officers, employees, agents and former directors, officers, employees and agents, and any other persons serving at the request of the Corporation as a director, officer, employee or agent of another corporation, association, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) incurred in connection with any pending or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, with respect to which such director, officer, employee, agent or other person is a party, or is threatened to be made a party, to the full extent permitted by the General Corporation Law of the State of Delaware, provided, however, that the Corporation shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without its prior written consent or any action, suit or proceeding initiated by any person seeking indemnification hereunder without its prior written consent. The indemnification provided herein (i) shall not be deemed exclusive of any other right to which any person seeking indemnification may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in any other capacity, and (ii) shall inure to the benefit of the heirs, executors and administrators of any such person. The Corporation shall have the power, but shall not be obligated, to purchase and maintain insurance on behalf of any person or persons enumerated above against any liability asserted against or incurred by them or any of them arising out of their status as corporate directors, officers, employees, or agents whether or not the Corporation would have the power to indemnify them against such liability under the provisions of this Article 10.

         Article VI of the Company's Bylaws provides as follows:

         6.1 Indemnification. The Corporation shall provide indemnification to its directors, officers, employees, agents and former directors, officers, employees and agents and to others in accordance with the Corporation's Certificate of Incorporation.

         6.2 Advancement of Expenses. Reasonable expenses (including attorneys' fees) incurred by a director, officer or employee of the Corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding described in Section 6.1 may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors only upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation.

         6.3 Other Rights and Remedies. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Corporation's Certificate of Incorporation, any agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such person.

         6.4 Insurance. Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer of employee of the Corporation, or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of its Certificate of Incorporation or this Article VI.

         6.5 Modification. The duties of the Corporation to indemnify and to advance expenses to a director, officer or employee provided in this Article VI shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article VI shall alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

ITEM 15.         RECENT SALES OF UNREGISTERED SECURITIES

         Not applicable.

ITEM 16.         EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

         The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

         (a)     LIST OF EXHIBITS (filed herewith unless otherwise noted)

 1.1*    Engagement Letter with Keefe, Bruyette & Woods, Inc.
 1.2*    Form of Agency Agreement with Keefe, Bruyette & Woods, Inc.
 2.0*    Plan of Conversion
 3.1*    Certificate of Incorporation of Staten Island Bancorp, Inc.
 3.2*    Bylaws of Staten Island Bancorp, Inc.
 4.0*    Form of Stock Certificate of Staten Island Bancorp, Inc.
 5.0*    Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: legality
 8.1*    Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: Federal tax matters
 8.2*    Opinion of KPMG Peat Marwick re: New York tax matters
 8.3*    Letter of RP Financial, LC re: Subscription Rights
10.1*    Form of Employment Agreement to be entered into among Staten Island Bancorp, Inc., Staten
           Island Savings Bank and certain executive officers.
10.2*    Form of Employment Agreement to be entered into between Staten Island Bancorp, Inc. and each of Harry P. Doherty and James R. Coyle.
10.3*    Form of Employment Agreement to be entered into between Staten Island Savings Bank and each of Harry P. Doherty and James R. Coyle
23.1*    Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibits 5.0 and 8.1, respectively)
23.2     Consent of Arthur Andersen LLP
23.3*    Consent of RP Financial, LC.
23.4*    Consent of Potter Anderson Corroon
23.5*    Consent of KPMG Peat Marwick (included in Exhibit 8.2)
24.0     Power of Attorney (included in Signature Page of this Registration Statement)
99.1*    Appraisal Report of RP Financial, LC.
99.2*    Subscription Order Form and Instructions
99.3*    Additional Solicitation Material
99.4*    Form of the SISB Foundation Gift Instrument
99.5*    Appraisal Report Update

-------------------

*  Previously filed.  See File No. 333-32113.

         (b)     FINANCIAL STATEMENT SCHEDULES

         All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

ITEM 17.         UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high and the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

         The undersigned Registrant hereby undertakes to furnish stock certificates to or in accordance with the instructions of the respective purchasers of the Common Stock, so as to make delivery to each purchaser promptly following the closing under the Plan of Conversion.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement and this Post-Effective Amendment No. 2 to the Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New York on November 13, 1997.

                                STATEN ISLAND BANCORP, INC.


                                By:  /s/ Harry P. Doherty
                                     ------------------------------------
                                     Harry P. Doherty
                                     Chairman and Chief Executive Officer


       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby makes, constitutes and appoints Harry P. Doherty his true and lawful attorney, with full power to sign for each person and in such person's name and capacity indicated below, and with full power of substitution, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.

          Name                                         Title                                  Date
--------------------------                -------------------------------              ------------------
/s/ Harry P. Doherty                      Chairman and Chief                           November 13, 1997
--------------------------                Executive Officer
Harry P. Doherty


/s/ James R. Coyle                        Director, President and                      November 13, 1997
--------------------------                Chief Operating Officer
James R. Coyle


/s/ Edward J. Klingele                    Senior Vice President                        November 13, 1997
--------------------------                and Chief Financial
Edward J. Klingele                        Officer (principal
                                          financial and accounting
                                          officer)


                                          Director                                     November   , 1997
--------------------------
Harold Banks



/s/ Charles J. Bartels                    Director                                     November 13, 1997
--------------------------
Charles J. Bartels

          Name                                         Title                                  Date
--------------------------                -------------------------------              ------------------
/s/ William G. Horn
--------------------------
William G. Horn
                                          Director                                     November 13, 1997


/s/ Denis P. Kelleher                     Director                                     November 13, 1997
--------------------------
Denis P. Kelleher


                                          Director                                     November   , 1997
--------------------------
Julius Mehrberg


/s/ John R. Morris                        Director                                     November 13, 1997
--------------------------
John R. Morris


                                          Director                                     November   , 1997
--------------------------
Kenneth W. Nelson


/s/ William E. O'Mara                     Director                                     November 13, 1997
--------------------------
William E. O'Mara